                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM S-1

                      POST-EFFECTIVE AMENDMENT NUMBER 24 TO

                       REGISTRATION STATEMENT NO. 33-22503

                          IDS STOCK MARKET CERTIFICATE

                                      UNDER

                           THE SECURITIES ACT OF 1933


                             IDS CERTIFICATE COMPANY
-------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                    DELAWARE
-------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      6725
-------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                   41-6009975
-------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

            IDS Tower 10, Minneapolis, MN 55440-0010, (612) 671-3131
-------------------------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Bruce A. Kohn, IDS Tower 10, Minneapolis, MN 55440-0010 (612) 671-2221
-------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of agent for service)

CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 24 TO REGISTRATION STATEMENT No. 33-22503


Cover Page

Prospectus

Part II Information

Signatures

Exhibits

IDS Stock Market Certificate
Prospectus
March 10, 1999


Potential for stock market growth with safety of principal.


IDS Certificate Company (IDSC), a subsidiary of American Express Financial Corporation, issues IDS Stock Market Certificates. You can:

o  Purchase this certificate in any amount from $2,000 through $1 million.
o Participate in any increase of the stock market based on the S&P 500 Index while protecting your principal.
o Decide whether IDSC will guarantee part of your return or whether to link all of it to the market.
o  Keep your certificate for up to 14 terms.


Like all investment companies, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This certificate is backed solely by the assets of IDSC. See "Risk factors" on page 2p.


IDS Certificate Company is not a bank or financial institution, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.



The distributor and selling agent are not required to sell any specific amount of securities.


Issuer:                             Distributor:
IDS Certificate Company             American Express Financial Advisors Inc.
IDS Tower 10
Minneapolis, MN  55440-0010         Selling Agent:
800-437-3133 (toll free)            Securities America, Inc.

                 American Express companies

Initial interest and participation rates


IDSC guarantees return of your principal. The interest on your certificate is linked to stock market performance as measured by the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index). See "About the certificate" for more explanation.

Here are the interest rates and market participation percentages in effect on March 10, 1999:

Maximum                               Market participation percentage     Minimum
return                                                                    interest
------------------------------------- ----------------------------------- -----------------------------------

9%                                    100% (full)                         None
------------------------------------- ----------------------------------- -----------------------------------

9%                                    25% (partial)                       Currently 2.50%
------------------------------------- ----------------------------------- -----------------------------------

These rates may or may not have changed when you apply to purchase your certificate. For your first term, if you choose the partial participation option for your certificate, your minimum interest rate will be between 2.00% and 3.00%. Rates for later terms are set at the discretion of IDSC and may differ from the rates shown here.

Risk factors

You should consider the following when investing in this certificate.

This certificate is backed solely by the assets of IDSC. Most of our assets are debt securities whose price generally falls as interest rates increase, and rises as interest rates decrease. Credit ratings of the issuers of securities in our portfolio vary. See "Invested and guaranteed by IDSC," "Regulated by government," "Backed by our investments" and "Investment policies" under "How your money is used and protected."

If you choose to link all of your return on this certificate to the S&P 500 Index, you earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term. See "Interest" under "About the certificate."

American Express Financial Corporation (AEFC), the parent company of IDSC, maintains the major computer systems used by IDSC. The Year 2000 (Y2K) issue is the result of computer programs that may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems. AEFC and its parent company, American Express Company, began addressing the Y2K issue in 1995 and have established a plan for resolution. See "Management's discussion and analysis of financial condition and results of operation."

Table of contents


Initial interest and participation rates                                    2p
Risk factors                                                                2p


About the certificate                                                       4p

Read and keep this prospectus                                               4p

Investment amounts                                                          4p
Face amount and principal                                                   4p
Certificate term                                                            5p
Value at maturity                                                           5p
Receiving cash before end of term                                           5p
Interest                                                                    6p
Promotions and pricing flexibility                                          9p
Historical data on the S&P 500 Index                                       10p
Calculation of return                                                      13p
About the S&P 500 Index                                                    16p
Opportunities at the end of a term                                         19p


How to invest your funds                                                   21p
Buying your certificate                                                    21p
Transfer of ownership                                                      23p


Taxes on your earnings                                                     24p
Gifts to minors                                                            25p
How to determine the correct TIN                                           26p
Foreign investors                                                          27p
Trusts                                                                     28p

How your money is used and protected                                       29p
Invested and guaranteed by IDSC                                            29p
Regulated by government                                                    29p
Backed by our investments                                                  30p
Investment policies                                                        31p

How your money is managed                                                  35p
Relationship between IDSC and American
   Express Financial Corporation                                           35p
About Securities America                                                   36p
Capital structure and certificates issued                                  36p
Investment management and services                                         36p
Distribution                                                               38p

Selling Agent Agreements with AEBI, Coutts and SAI                         39p

Selling agents                                                             41p

Transfer agent                                                           41p
Employment of other American Express affiliates                          41p
Directors and officers                                                   42p
Independent auditors                                                     45p


Appendix                                                                 46p

Annual financial information                                             47p
Summary of selected financial information                                47p
Management's discussion and analysis of financial
   condition and results of operations                                   48p
Report of independent auditors                                           66p

Financial statements                                                     63p

Notes to financial statements                                            82p

About the certificate

Read and keep this prospectus

This prospectus describes terms and conditions of your IDS Stock Market Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to change the terms and conditions of the IDS Stock Market Certificate as described in the prospectus, or to bind IDSC by any statement not in it.

Investment amounts


You may purchase the IDS Stock Market Certificate in any amount from $2,000 through $1 million (unless you receive prior approval from IDSC to invest more) payable in U.S. currency. You may also make additional lump-sum investments in any amount at the end of any term as long as your total amount paid in is not more than the $1 million (unless you receive prior approval from IDSC to invest more).


Face amount and principal

The face amount of your certificate is the amount of your initial investment. Your principal is the value of your certificate at the beginning of each subsequent term. IDSC guarantees your principal. It consists of the amount you actually invest plus interest credited to your account and any additional investment you make less withdrawals, penalties and any interest paid to you in cash.

For example: Assume your initial investment (face amount) of $10,000 has earned a return of 7.25%. IDSC credits interest to your account at the end of the term. You have not taken any interest as cash, or made any withdrawals. You have invested an additional $2,500 prior to the beginning of the next term. Your principal for the next term will equal:

               $10,000.00      Face amount (initial investment)
plus               725.00      Interest credited to your account at the end of
                               the term
plus                 5.00      Interim interest (See "Interim interest")
minus              ($0.00)     Interest paid to you in cash
plus             2,500.00      Additional investment to your certificate
minus              ($0.00)     Withdrawals and applicable penalties
           ===============
               $13,230.00      Principal at the beginning of the next term.

Certificate term


Your first certificate term is a 52-week period. It begins on the Wednesday after IDSC accepts your application and ends the Tuesday before the 52-week anniversary of its acceptance. For example, if IDSC accepts your application on a Wednesday, your first term would begin the next Wednesday. Your certificate will earn interest at the interim interest rate then in effect until the term begins. It will not earn any participation interest until the term begins. If you choose to continue to receive participation interest, subsequent terms are 52-week periods that begin on the Wednesday following the 14-day grace period at the end of the prior 52-week term. You may begin your next term on any Wednesday during the 14-day period by providing prior written instructions to IDSC. If you choose to receive fixed interest, subsequent terms will be up to 52 weeks as described in "Fixed interest" under "Interest" below.


Value at maturity


Your certificate matures after 14 terms. Then you will receive a distribution for its value. Participation terms are always 52 weeks. Fixed interest terms may be less than 52 weeks if you change to participation before the end of the 52-week period. At maturity, the value of your certificate will be the total of your actual investments, plus credited interest not paid to you in cash, less any withdrawals and withdrawal penalties. Certain other fees may apply.


Receiving cash before end of term

If you need money before your certificate term ends, you may withdraw part or all of its value at any time, less any penalties that apply. The service document describes procedures for withdrawing money, as well as conditions under which penalties apply.

Interest

You choose from two types of participation interest for your first term: 1) full participation, or 2) partial participation together with minimum interest. Interest earned under both of these options has an upper limit which is the maximum annual return explained below. After your first term, you may choose full or partial participation, or not to participate in any market movement and receive a fixed rate of interest.

Full participation interest:  With this option:
o You participate 100% in any percentage increase in the S&P 500 Index up to the maximum return.
o You earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term.
o   Your return is linked to stock market performance.

The S&P 500 Index is frequently used to measure the relative performance of the stock market. For a more detailed discussion of the S&P 500 Index, see "About the S&P 500 Index."

Partial participation and minimum interest: This option allows you to participate in a specified part (market participation rate) of any increase in the S&P 500 Index together with a rate of interest guaranteed by IDSC in advance for each term (minimum interest).
Your return consists of two parts:

o        A percentage of any increase in the S&P 500 Index, and

o        A rate of interest guaranteed by IDSC in advance for each term.

Together, they cannot exceed the maximum return.

If you choose the partial participation option for your first term, the minimum interest paid on your certificate will be between 2.00% and 3.00%.

The market  participation rate and the minimum interest rate on the date of this
prospectus  are  listed  on  the  inside  cover  under  "Initial   interest  and
participation rates."


Fixed interest: After your first term, this fixed interest option allows you to stop participating in the market entirely for some period of time. A fixed interest term is 52 weeks unless you choose to start a new participation term before your 52-week term ends. You may choose to receive a fixed rate of interest for any term after the first term. During the term when you are receiving fixed interest, you can change from your fixed interest selection to again participate in the market. If you make the change from fixed interest to participation interest, your next term would begin on the Wednesday following our receipt of notice of your new selection. In this way, you may have a term (during which you would earn fixed interest) that is less than 52 weeks. You may not change from participation interest to fixed interest during a term.


Maximum annual return: This is the cap, or upper limit, of your return. Your total return, including both participation and minimum interest for a term for which you have chosen participation interest, will be limited to this maximum return percentage.

Determining the S&P 500 Index value: The stock market closes at 3 p.m. Central time. The S&P 500 Index value is available at approximately 4:30 p.m. This is the value we currently use to determine participation interest. Occasionally, Standard & Poor's (S&P) makes minor adjustments to the closing value after 4:30 p.m., and the value we use may not be exactly the one that is published the next business day. In the future, we may use a later time cut-off if it becomes feasible to do so. If the stock market is not open or the S&P 500 Index is unavailable as of the last day of your term, the preceding business day for which a value is available will be used instead. Each Tuesday's closing value of the S&P 500 Index is used for establishing the term start and the term end values each week.


Interim interest: When we accept your application, we pay interim interest to your account for the time before your first term begins. We also pay interim interest for the 14-day period between terms unless you write or call to ask us to begin your next term earlier. You may withdraw this interest in cash at any time before it becomes part of your certificate's principal without a withdrawal penalty. If it is not withdrawn, the interest will become part of your certificate's principal at the start of the next succeeding term. For example, the interest you earn between the end of the first and the beginning of the second term will become part of the principal at the start of your third term. Interim interest rates for the time before your first term begins will be within a range 15 basis points (.15%) below to 85 basis points (.85%) above the average interest rate published for 12-month certificates of deposit in the BANK RATE MONITOR Top 25 Market AverageTM (the BRM Average), North Palm Beach, FL 33408. If the BRM Average is no longer publicly available or feasible to use, IDSC may use another, similar index as a guide for setting rates.


The BANK RATE MONITOR is a weekly magazine published in North Palm Beach, FL 33408, by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. Advertising News Service has no connection with IDSC, American Express Financial Corporation (AEFC) or any of their affiliates.

The BRM Average is an index of rates and annual effective yields offered on various length certificates of deposit by large banks and thrifts in 25 metropolitan areas. The frequency of compounding varies among the banks and thrifts. Certificates of deposit in the BRM Average are government insured fixed-rate time deposits.

The BANK RATE MONITOR may be available in your local library. To obtain information or current BRM Average rates, call the Client Service Organization at the telephone numbers listed on the back cover.

Earning interest: IDSC calculates, credits and compounds participation interest at the end of your certificate term. Minimum interest accrues daily and is credited and compounded at the end of your certificate term. Fixed interest accrues and is credited daily and compounds at the end of your term. Both minimum and fixed interest are calculated on a 30-day month and 360-day year basis. Interim interest accrues and is credited daily and compounds at the end of your term immediately following the period in which interim interest is credited.

Rates for future periods: After the initial term, the maximum return, market participation percentage or minimum interest rate on your certificate may be greater or less than those shown on the front of this prospectus. We review rates weekly and have complete discretion to decide what interest rate will be declared.

To find out what your certificate's new maximum return, market participation percentage and minimum interest rate will be for your next term, please consult your registered representative or the Client Service Organization at the telephone numbers listed on the back cover.


This certificate may be available through other distributors or selling agents with different interest rates or related features and consequently with different returns. You may obtain information about any such other distributors or selling agents by calling 800-437-3133.


Promotions and pricing flexibility

IDSC may sponsor or participate in promotions involving the certificate and its respective terms. For example, we may offer different rates to new clients, to existing clients, or to individuals who purchase or use other products or services offered by American Express Company or its affiliates. These promotions will generally be for a specified period of time.


We also may offer different rates based on the amount invested and geographic location.

Historical Data on the S&P 500 Index

The following chart illustrates the month-end closing values of the index from Dec. 31, 1983 through Oct. 27, 1998. The values of the S&P 500 Index are reprinted with the permission of S&P.

              S&P 500 Index values -- December 1983 to October 1998

1000 Chart shows closing values of the S&P from above 100 in Dec. 1983 to near 800 in Oct. 1998.

900

800

700

600

500

400

300

200

`83  `84  `85  `86  `87  `88  `89  `90  `91  `92  `93  `94  `95  `96  `97  `98


                       S&P 500 Index Average Annual Return
Beginning date                        Period held                         Average annual
Dec. 31,                              in Years                            return
------------------------------------- ----------------------------------- -----------------------------------

1987                                  10                                  14.66%
------------------------------------- ----------------------------------- -----------------------------------

1992                                  5                                   17.37
------------------------------------- ----------------------------------- -----------------------------------

1996                                  1                                   31.01
------------------------------------- ----------------------------------- -----------------------------------


The next chart illustrates, on a moving 52-week basis, the price return of the S&P 500 Index measured for every 52-week period beginning with the period ended Dec. 31, 1984. The price return is the percentage return for each period using month-end closing prices of the S&P 500 Index. Dividends and other distributions on the securities comprising the S&P 500 Index are not included in calculating the price return.


                  S&P 500 Index - December 1984 to October 1998


40% Chart shows 52-week Moving Price Return of the S&P from a high of 40% to a low of -20%
30%
                  Label of "Y" axis reads: 52-week return
20%


10%

0%

-10%

-20%

`84   `85  `86   `87  `88  `89  `90   `91   `92   `93    `94   `95   `96


Using the same data on price returns described above, the next graph expands on the information in the preceding chart by illustrating the distribution of all the 52-week price returns of the S&P 500 Index beginning with the 52-week period ending Dec. 31, 1984. The graph also shows the number of times these price returns fell within certain ranges.

                  S&P 500 Index - December 1984 to October 1998


30 Chart shows the distribution of all of the 52-week price returns of the S&P 500 from 1/7/92 through 10/27/98 with a high of just over 20 and a low between 0 and 5.
25


20                  Label of "Y" axis reads: Observations

15

10

5

       -15    -10     -5     0     5    10    15     20     25     29.9    >=30


The last chart illustrates, on a moving weekly basis, the actual 52-week return of the Stock Market Certificate at full and partial participation compared to the price return of the NYSE Composite Index(R) through October 1992 and the S&P 500 Index after October 1992. For non-guaranteed funds received before Nov. 3, 1992, and guaranteed funds received before Nov. 4, 1992, Stock Market Certificate participation interest was based on the NYSE Composite Index(R) rather than the S&P 500 Index.

              Actual 52-week return 1/22/92 to 10/27/98


35% Chart shows actual returns of the certificate at full and 25% participation with the full participation generally tracking the market indexes over the.
30%           period and 25% level of participation tracking at the 25% level of return.
25%

20%

15%

10%

5%

0%

       1/91  5/91  9/91  1/92  5/92 9/92 1/93 5/93 8/93 1/94 5/94 9/94 1/95 5/95
9/95 1/96 5/96 9/96 1/97


The Stock Market Certificate was first available on Jan. 24, 1990. The performance reflects the returns on the 52-week anniversary date, falling on a Wednesday, of each of the weeks shown.

Your interest earnings are tied to the movement of the Index. They will be based on any increase in the Index as measured on the beginning and ending date of each 52-week term. Of course, if the Index is not higher on the last day of your term than it was on the first day, your principal will be secure but you will earn no participation interest.

The NYSE Composite Index(R) is a registered service mark of the New York Stock Exchange, Inc. (NYSE) and is a composite covering price movements of all common stocks listed on the NYSE.

How the index has performed in the past does not indicate how the stock market or the certificate will perform in the future. There is no assurance that certificate owners will receive interest on their accounts beyond any minimum interest or fixed interest selected. The index could decline.

Calculation of return

The increase or decrease in the S&P 500 Index, as well as the actual return paid to you, is calculated as follows:

Rate of return on S&P 500 Index

Term ending value of S&P 500 Index minus Term beginning value of S&P 500 Index divided by Term beginning value of S&P 500 Index equals Rate of return on S&P 500 Index

The actual return paid to you will depend on your interest participation selection.

For example, assume:

Term ending value of S&P 500 Index                                    968
Term beginning value of S&P 500 Index                                 890
Maximum return                                                         9%
Minimum return                                                      2.50%
Partial participation rate                                            25%

                   968       Term ending value of S&P 500 Index
minus              890       Term beginning value of S&P 500 Index
                 -------
equals              78       Difference between beginning and ending values

                    78       Difference between beginning and ending values
divided by         890       Term beginning value of S&P 500 Index
equals            8.76%      Percent increase - full participation return

                  8.76%      Percent increase or decrease
times            25.00%      Partial participation rate
                 ------
equals            2.19%
plus              2.50%      2.50% minimum interest rate
                -------
equals            4.69%      Partial participation return

In both cases in the example, the return would be less than the 9% maximum.

Maximum Return and Partial Participation Minimum Rate History - The following table illustrates the maximum annual returns and partial participation minimum rates that have been in effect since the Stock Market Certificate was introduced.

                                                                          Partial participation minimum rate
Start of Term                         Maximum annual return
------------------------------------- ----------------------------------- -----------------------------------

Jan. 24, 1990                                        18.00%                          5.00%
------------------------------------- ----------------------------------- -----------------------------------

Feb. 5, 1992                                         18.00                           4.00
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

May 13, 1992                                         15.00                           4.00
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Sept. 9, 1992                                        12.00                           3.00
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Nov. 11, 1992                                        10.00                           2.50
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Nov. 2, 1994                                         10.00                           2.75
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

April 26, 1995                                       12.00                           3.50
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Jan. 17, 1996                                        10.00                           3.25
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Feb. 26, 1997                                        10.00                           3.00
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

May 7, 1997                                          10.00                           2.75
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Oct. 8, 1997                                         10.00                           2.50
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Dec. 16, 1998                                         9.00                           2.50
------------------------------------- ----------------------------------- -----------------------------------

Examples:

To help you understand the way this certificate works, here are some hypothetical examples. The following are three different examples of market scenarios and how they affect the certificate's return. Assume for all examples that:

o        you purchased the certificate with a $10,000 original investment,

o        the partial participation rate is 25%,

o        the minimum interest rate for partial participation is 2.50%,

o        the maximum total return for full and partial participation is 9%.


1.  If the S&P 500 Index value rises
Week 1/Wed                                                             Week 52/Tues
     S&P 500                                                               S&P 500
     Index 1000             8% increase in the S&P 500 Index               Index 1080
-----------------------------------------------------------------------------------------------------------------------------------
Full participation interest                      Partial participation interest and minimum interest
 $10,000   Original investment                   $10,000Original investment
+    800   8% x $10,000                          +   250    2.50% (Minimum interest rate) x $10,000
           Participation interest                +   200    25% x 8% x $10,000 Participation interest
--------                                         -------
 $10,800   Ending balance                        $10,450    Ending balance
           (8% Total return)                                (4.50% Total return)

2. If the Market and the S&P 500 Index value fall

Week 1/Wed                                                             Week 52/Tues
     S&P 500                                                               S&P 500
     Index 1000             4% decrease in the S&P 500 Index               Index 961
-----------------------------------------------------------------------------------------------------------------------------------
Full participation interest                      Partial participation interest and minimum interest
 $10,000   Original investment                   $10,000Original investment
+      0   Participation interest                +   250    2.50% (Minimum interest rate) x $10,000
--------
 $10,000   Ending balance                        +     0    Participation interest
                                                 -------
           (0% Total return)                     $10,250    Ending balance
                              (2.50% Total return)

3. If the Market and the S&P 500 Index value rise above the maximum return

Week 1/Wed                                                             Week 52/Tues
     S&P 500                                                               S&P 500
     Index 1000             16% increase in the S&P 500 Index              Index 1160
----------------------------------------------------------------------------------------------------------------------------------
Full participation interest                      Partial participation interest and minimum interest
 $10,000   Original investment                   $10,000Original investment
+    900   9% x $10,000                          +   250    2.50% (Minimum interest rate) x $10,000
           Maximum interest                      +   400    25% x 16% x $10,000 Participation interest
--------                                         -------
 $10,900   Ending balance                        $10,650    Ending balance
           (9% Total return)                                (6.50% Total return)

About the S&P 500 Index

The description in this prospectus of the S&P 500 Index including its make-up, method of calculation and changes in its components are derived from publicly available information regarding the S&P 500 Index. IDSC does not assume any responsibility for the accuracy or completeness of such information.

The S&P 500 Index is composed of 500 common stocks, most of which are listed on the New York Stock Exchange. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock movement. Standard & Poor's (S&P) chooses the 500 stocks to be included in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the U.S. common stock population. Changes in the S&P 500 Index are reported daily in the financial pages of many major newspapers. The index used for IDS Stock Market Certificate excludes dividends on the 500 stocks.


"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies Inc. and have been licensed for use by IDSC. The certificate is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the certificate or any member of the public regarding the advisability of investing in securities generally or in the certificate particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to IDSC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to IDSC or the certificate. S&P has no obligation to take the needs of IDSC or the owners of the certificate into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the certificate to be issued or in the determination or calculation of the equation by which the certificate is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the certificate.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to the results to be obtained by IDSC, owners of the certificate, or any person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

If for any reason the S&P 500 Index were to become unavailable or not reasonably feasible to use, we would use a comparable stock market index for determining participation interest. If this were to occur, we would send you a notice indicating the comparable index that will be used and give you the option to surrender your certificate, if desired, and receive your principal, without being assessed a surrender charge.

Opportunities at the end of a term

Grace period: When your certificate term ends, you have 14 days before a new term automatically begins. During this 14-day grace period you can:

o        change your interest selection;

o        add money to your certificate;

o        change your term start date;

o withdraw part or all of your money without a withdrawal penalty or loss of interest; or

o        receive your interest in cash.


Fixed interest only: The grace period does not apply if you made the change from fixed interest back to participation interest during a term as discussed in "Fixed interest" under "Interest" above. Instead, your new 52-week term will begin on the Wednesday following our receipt of your notice of your new interest selection.


New term: If you do not make changes, your certificate will continue with your current selections when the new term begins 14 days later. You will earn interim interest during this 14-day grace period. If you don't want to wait 14 days before starting your next market participation term, you must phone or send written instructions before your current term ends. You can tell us to start your next term on any Wednesday that is during the grace period and immediately following the date on which we receive your notice. Your notice may also tell us to change your interest selection, add to your certificate or withdraw part of your money. The notification that we send you at the end of the term cannot be sent before the term ends because indexing information and interest (if any) are included in the notice and are not known until the term ends. Any additional payments received during the current term will be applied at the end of the current term. By starting your new term early and waiving the 14-day grace period, you are choosing to start your next term without knowing the ending value of your current term.

How to invest your funds

Buying your certificate

Your registered representative will help you fill out and submit an application to open an account with us and purchase a certificate. We will process the application at our corporate offices in Minneapolis. When we have accepted your application and we have received your initial investment, we will send you a confirmation showing the acceptance date, the date your term begins and the interest selection you have made detailing your market participation percentage and, if applicable, the minimum interest rate for your first term. After your term begins, we will send you notice of the value of the S&P 500 Index on the day your term began. The rates in effect on the date we accept your application are the rates that apply to your certificate. See "Purchase policies" below.


Important: When you open an account, you must provide IDSC with your correct Taxpayer Identification Number (TIN), which is either your Social Security or Employer Identification number. See "Taxes on your earnings."

If you wire your investment into an established account, you must pay any fee the bank charges for wiring.

Penalties for withdrawal during a term: If you withdraw money during a term, you will pay a penalty of 2% of the principal withdrawn. The 2% penalty is waived upon death of the certificate owner.

You may not make a partial withdrawal if it would reduce your certificate balance to less than $2,000. If you request such a withdrawal, we will contact you for revised instructions.

When you request a full or partial withdrawal during a term, we pay you from the principal of your certificate.

Loss of interest: If you make a withdrawal at any time other than at the end of the term, you will lose any interest accrued on the withdrawal amount since we credit minimum and participation interest only at the end of a term. However, we will pay accrued fixed and interim interest to the date of the withdrawal.

Following are examples describing a $2,000 withdrawal during a term for participation and fixed interest:

Participation interest:

Account balance                                               $   10,000.00
Interest (interest is credited at the end of the term)                 0.00
Withdrawal of principal                                           (2,000.00)
2% withdrawal penalty                                                (40.00)
                                                              ==============
Balance after withdrawal                                      $    7,960.00

You will forfeit any accrued interest on the withdrawal amount.

Fixed interest:

Account balance                                              $   10,000.00
Interest credited to date                                           100.00
Withdrawal of credited interest                                    (100.00)
Withdrawal of principal                                          (1,900.00)
2% withdrawal penalty (on $1,900 principal withdrawn)               (38.00)
                                                             ==============
Balance after withdrawal                                     $    8,062.00

Other full and partial withdrawal policies:

o If you request a partial or full withdrawal of a certificate recently purchased or added to by a check or money order that is not guaranteed, we will wait for your check to clear. Please expect a minimum of 10 days from the date of your payment before IDSC mails a check to you. We may mail a check earlier if the bank provides evidence that your check has cleared.

o If your certificate is pledged as collateral, any withdrawal will be delayed until we get approval from the secured party.

o Any payments to you may be delayed under applicable rules, regulations or orders of the SEC.

o We will charge a fee if you request express mail delivery. We will deduct the fee from your remaining certificate balance, provided that balance would not be less than $2,000. If the balance would be less than $2,000, we will deduct the fee from the proceeds of the withdrawal.

o We may deduct a service fee from your balance (for partial withdrawals) or from the proceeds of a full withdrawal.

Transfer of ownership

While this certificate is not negotiable, IDSC will transfer ownership upon written notification to our Client Service Organization.

Taxes on your earnings

Participation and minimum interest on your certificate is taxable when credited to your account. Fixed and interim interest are fully taxable as earned. Each calendar year we provide the certificate account owner and the IRS with reports of all earnings over $10 (Form 1099). Withdrawals are reported to the certificate owner and the IRS on Form 1099-B, Proceeds from Broker Transactions.

Revised proposed regulations: The IRS has issued revised proposed regulations governing the tax treatment of debt instruments which provide for variable rates of interest. This includes interest based on the price of property that is actively traded or on an index of the prices of such property. Under these revised proposed regulations, the Stock Market Certificate is likely to constitute a debt instrument that would be treated as a variable rate debt instrument (VRDI) rather than a contingent debt instrument (CDI). If the Stock Market Certificate constitutes a VRDI, then the income earned on the certificate will be treated as original issue discount and reported when credited to the owner's account. If the certificate is not treated as a VRDI, but rather is treated as a CDI, then the owner may have taxable income to report, even though the account owner has not received any cash distributions. Furthermore, the timing and character of the income may be different from that of a VRDI. IDSC cannot guarantee whether the revised proposed regulations will be adopted as final in this present form or will again be modified. As always, you should consult your tax advisor for information regarding the tax implications of your certificate.

Gifts to minors

The certificate may be given to a minor under either the Uniform Gifts or Uniform Transfers to Minors Act (UGMA/UTMA), whichever applies in your state. UGMAs/UTMAs are irrevocable. Generally, under federal tax laws, income over $1,200 on property owned by children under age 14 will be taxed at the parents' marginal tax rate, while income on property owned by children 14 or older will be taxed at the child's rate.


Your TIN and backup withholding: As with any financial account you open, you must list your current and correct TIN, which is either your Social Security or Employer Identification number. You must certify your TIN under penalties of perjury on your application when you open an account.


If you don't provide the correct TIN, you could be subject to backup withholding of 31% of your interest earnings. You could also be subject to further penalties, such as:

o  a $50 penalty for each failure to supply your correct TIN;

o a civil penalty of $500 if you make a false statement that results in no backup withholding; and

o  criminal penalties for falsifying information.

You could also be subject to backup withholding because you failed to report interest on your tax return as required.

To help you determine the correct TIN to use on various types of accounts, please use this chart:

How to determine the correct TIN


For this type of account:                               Use the Social Security or Employer Identification
                                                        Number of:

------------------------------------------------------- -----------------------------------------------------


Individual or joint account                             The individual or one of the individuals listed on
                                                        the joint account


------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

Custodian account of a minor                            The minor
(Uniform Gifts/Transfers to Minors Act)

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

A living trust                                          The grantor-trustee
                                                        (the person who puts the money into the trust)

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

An irrevocable trust, pension trust or estate           The legal entity
                                                        (not the personal representative or trustee, unless
                                                        no legal entity is designated in the account title)

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

Sole proprietorship                                     The owner

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

Partnership                                             The partnership

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

Corporate                                               The corporation

------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------

Association, club or tax-exempt organization            The organization

------------------------------------------------------- -----------------------------------------------------

For details on TIN requirements, ask your registered representative for federal Form W-9, "Request for Taxpayer Identification Number and Certification."

Foreign investors

If you are not a citizen or resident of the United States (nonresident alien), you must supply IDSC with Form W-8, Certificate of Foreign Status when you purchase your certificate. You must resupply it every three years. You must also supply both a current mailing address and an address of foreign residency, if different. IDSC will not accept purchases of certificates by nonresident aliens without an appropriately certified Form W-8 (or approved substitute). Also, if you do not supply Form W-8 you will be subject to backup withholding on interest payments and withdrawals.


It is most likely that interest on the certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien. However, if the certificate is treated as a CDI, part of the earned income may be treated as capital gain instead of portfolio interest. Even though your interest income or capital gain is not taxed by the U.S. government, it will be reported at year end to you and to the U.S. government on a Form 1042S, Foreign Person's U.S. Source Income Subject to Withholding. The United States participates in various tax treaties with foreign countries, which provide for sharing of tax information.


Estate tax: If you are a nonresident alien and you die while owning a certificate, then, depending on the circumstances, IDSC generally will not act on instructions with regard to the certificate unless IDSC first receives, at a minimum, a statement from persons IDSC believes are knowledgeable about your estate. The statement must be satisfactory to IDSC and must tell us that, on your date of death, your estate did not include any property in the United States for U.S. estate tax purposes. In other cases, we generally will not take action regarding your certificate until we receive a transfer certificate from the IRS or evidence satisfactory to IDSC that the estate is being administered by an executor or administrator appointed, qualified and acting within the United States. In general, a transfer certificate requires the opening of an estate in the United States and provides assurance that the IRS will not claim your certificate to satisfy estate taxes.


Trusts


If the investor is a trust, the policies and procedures described above will apply with regard to each grantor who is a nonresident alien.

Important: The information in this prospectus is a brief and selective summary of certain federal tax rules that apply to this certificate and is based on current law and practice. Tax matters are highly individual and complex. Investors should consult a qualified tax advisor about their own position.

How your money is used and protected

Invested and guaranteed by IDSC


IDSC, a wholly owned subsidiary of AEFC, issues and guarantees the IDS Stock Market Certificate. We are by far the largest issuer of face amount certificates in the United States, with total assets of more than $3.8 billion and a net worth in excess of $268 million on Sept. 30, 1998.


We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

o    interest to certificate owners; and

o various expenses, including taxes, fees to AEFC for advisory and other services, distribution fees to American Express Financial Advisors Inc. and American Express Service Corporation (AESC), and selling agent fees to selling agents.

For a review of significant events relating to our business, see "Management's discussion and analysis of financial condition and results of operations." No national rating agency rates our certificates.

Most banks and thrifts offer investments known as certificates of deposit (CDs) that are similar to our certificates in many ways. Early withdrawals of bank CDs often result in penalties. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. Other financial institutions and some insurance companies may offer investments with comparable combinations of safety and return on investment.

Regulated by government


Because the IDS Stock Market Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (The American Express Stock Market Certificate is a face-amount certificate. It is not a bank product, an equity investment, a form of life insurance or an investment trust.)


The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Sept. 30, 1998, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $218 million. The law requires us to use amortized cost for these regulatory purposes. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.

Backed by our investments

Our investments are varied and of high quality. This was the composition of our portfolio as of Sept. 30, 1998:

Type of investment                                      Net amount invested

Corporate and other bonds                                        49%
Government agency bonds                                          26
Preferred stocks                                                 16
Mortgages                                                        6
Cash and cash equivalents                                        2
Municipal bonds                                                  1


As of Sept. 30, 1998 about 89% of our securities portfolio (including bonds and preferred stocks) is rated investment grade. For additional information regarding securities ratings, please refer to note 3B to the Dec. 31, 1997, financial statements.

Most of our investments are on deposit with American Express Trust Company, Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our June 30, 1998 schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see notes 1, 2 and 3 to the Dec. 31, 1997, financial statements.


Investment policies

In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of IDSC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities-
Most of our investments are in debt securities as referenced in the table in "Backed by our investments" under "How your money is used and protected."

The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to whether a company can pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, IDSC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in IDSC's portfolio will be rated investment grade, or in the opinion of IDSC's investment advisor will be the equivalent of investment grade. Under normal circumstances, IDSC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's Corporation. Securities that are subsequently downgraded in quality may continue to be held by IDSC and will be sold only when IDSC believes it is advantageous to do so.

As of Sept. 30, 1998, IDSC held about 11% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.

Purchasing securities on margin -
We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities -
We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting -
We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter (selling securities for others) under federal securities laws.

Borrowing money -
From time to time we have established a line of credit with banks if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time.


Real estate -
We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans secured by real estate. We expect that investments in real estate, either directly or through a subsidiary of IDSC, will be less than five percent of IDSC's assets.

Lending securities -
We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10 percent of IDSC's assets.

When-issued securities-
Some of our investments in debt securities are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these securities are available for sale, issued and delivered to us. We generally do not pay for these securities or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. When-issued securities are subject to market fluctuations and they may affect IDSC's investment portfolio the same as owned securities.

Financial transactions including hedges-
We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. IDSC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with IDSC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. We do not use derivatives for speculative purposes.

Illiquid securities -
A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. IDSC's investment advisor will follow guidelines established by the board and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of IDSC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, IDSC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.

Restrictions -
There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.

How your money is managed

Relationship between IDSC and American Express Financial Corporation

IDSC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, and changed its name to IDS Certificate Company on April 2, 1984.


IDSC files reports on Forms 10-K and 10-Q with the SEC. The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


Before IDSC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, AEFC changed its name from IDS Financial Corporation. IDSC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Sept. 30, 1998, AEFC managed or administered investments, including its own, of more than $188 billion.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285.

American Express Company is a financial services company engaged through subsidiaries in other businesses including:

o travel related services (including American Express(R) Card and Travelers Cheque operations through American Express Travel Related Services Company, Inc. and its subsidiaries); and

o international banking services (through American Express Bank Ltd. and its subsidiaries).

About Securities America


Securities America Inc. is a wholly owned subsidiary of Securities America Financial Corporation (formerly Financial Dynamics Inc.). American Express Financial Corporation acquired Financial Dynamics Inc. in March 1998. Securities America Inc. operates as a fee-based broker dealer. As of November 6, 1998 Securities America Inc. had 1109 registered representatives.


Capital structure and certificates issued

IDSC has authorized, issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.

As of the fiscal year ended Dec. 31, 1997, IDSC had issued (in face amount) $165,818,152 of installment certificates and $1,470,915,530 of single payment certificates. As of Dec. 31, 1997, IDSC had issued (in face amount) $13,493,767,867 of installment certificates and $17,259,360,607 of single payment certificates since its inception in 1941.

Investment management and services

Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

o        providing investment research;

o        making specific investment recommendations; and

o executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or IDSC as defined in the federal Investment Company Act of 1940.

For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets).

Advisory and services fee computation:

Included assets                            Percentage of total book value

First $250 million                                               0.750%
Next 250 million                                                 0.650
Next 250 million                                                 0.550
Next 250 million                                                 0.500
Any amount over 1 billion                                        0.107

Included assets are all assets of IDSC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or service fee.

Advisory and services fee for the past three years:

                                                               Percentage of
Year                                  Total fees               included assets
1997                                  $17,232,602              0.50%
1996                                   16,989,093              0.50
1995                                   16,472,458              0.50

Estimated advisory and services fees for 1998 are $9,361,000.

Other expenses payable by IDSC: The Investment Advisory and Services Agreement provides that we will pay:

o    costs incurred by us in connection with real estate and mortgages;

o    taxes;

o    depository and custodian fees;

o    brokerage commissions;

o fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;

o fees and expenses of our directors who are not officers or employees of AEFC;

o provision for certificate reserves (interest accrued on certificate owner accounts); and

o    expenses of customer settlements not attributable to sales function.

Distribution

Under a Distribution Agreement with American Express Financial Advisors Inc., a wholly-owned subsidiary of AEFC, we pay for the distribution of this certificate by American Express Financial Advisors Inc. as follows:

o 0.70% of the initial investment on the first day of the certificate's term, and

o  0.70% of the certificate's reserve at the beginning of each subsequent term,


for certificates sold through American Express Financial Advisors, but not for certificates sold through American Express Bank International (AEBI), Coutts & Co. (USA) International (Coutts) representatives, or Securities America Inc.
(SAI).


Under a Distribution Agreement with AESC, for certificates sold through American Express Financial Direct, we pay AESC for the distribution of this certificate as follows:

o  1.00% of the initial investment on the first day of the certificate's term;
   and

o  1.00% of the certificate's reserve at the beginning of each subsequent term.

This fee is not assessed to your certificate account.

American Express Financial Direct is a channel for direct marketing of financial services to American Express card members and others.

Total distribution fees paid to American Express Financial Advisors Inc. for all series of certificates amounted to $30,072,811 during the year ended Dec. 31, 1997. We expect to pay American Express Financial Advisors Inc. distribution fees amounting to $27,916,000 during 1998.


See note 1 to the Dec. 31, 1997, financial statements regarding deferral of distribution fee expense.


American Express Financial Advisors Inc. and AESC pay other selling expenses in connection with services to us. Our board of directors, including a majority of directors who are not interested persons of American Express Financial Advisors Inc., AESC or IDSC, approved these distribution agreements.

Selling Agent Agreements with AEBI, Coutts and SAI


In turn, under Selling Agent Agreements with American Express Financial Advisors Inc., AEBI, Coutts and SAI receive compensation for their services as Selling Agents for this certificate as follows:



o AEBI receives a fee equal to 1.0% per term of the principal amount of each certificate for which AEBI is the selling agent.

o Coutts receives a fee equal to 0.80% per term of the principal amount of each certificate for which Coutts is the selling agent.


o SAI receives a sales commission equal to 0.80%, and marketing support fees and other compensation equal to 0.10%, per term of the principal amount of each certificate for which SAI is the selling agent.


Coutts is compensated on additional investments made by its clients who are former clients of AEBI. These clients must have continuously owned a certificate since Nov. 10, 1994. Coutts is also compensated on exchanges made by such clients to other certificates only to the extent that a client has the right to make additional investments or exchanges.

American Express Financial Advisors Inc. has entered into a consulting agreement with AEBI under which AEBI provides consulting services related to any selling agent agreements between American Express Financial Advisors Inc. and other Edge Act corporations. For these services, American Express Financial Advisors Inc. pays AEBI a fee for this certificate equal to 0.20% per term of the principal amount of each certificate for which another Edge Act corporation is the selling agent.

Such payments will be made quarterly in arrears.

These fees are not assessed to your certificate account.

AEBI and Coutts are Edge Act  corporations  organized  under the  provisions  of
Section 25(a) of the Federal Reserve Act. AEBI is a wholly owned subsidiary of American Express Bank Ltd. (AEBL).

Coutts is an indirect wholly owned subsidiary of National Westminster Bank PLC. As Edge Act corporations, AEBI and Coutts are subject to the provisions of
Section 25(a) of the Federal Reserve Act and Regulation K of the Board of Governors of the Federal Reserve System (the Federal Reserve). They are supervised and regulated by the Federal Reserve.

Although AEBI and Coutts are banking entities, the Stock Market Certificate is not a bank product, nor is it backed or guaranteed by AEBI, by AEBL, by Coutts, by NatWest PLC or by any other bank, nor is it guaranteed or insured by the FDIC or any other federal agency. AEBI is registered where necessary as a securities broker-dealer.

Selling agents

This certificate may be sold through other selling agents, under arrangements with American Express Financial Advisors Inc. or AESC, at commissions of up to:

o  1.00% of the initial investment on the first day of the certificate's term;
   and

o  1.00% of the certificate's reserve at the beginning of each subsequent term.

This fee is not assessed to your certificate account.

Transfer agent

Under a Transfer Agency Agreement, American Express Client Service Corporation (AECSC), a wholly-owned subsidiary of AEFC, maintains certificate owner accounts and records. IDSC pays AESC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.

Employment of other American Express affiliates

AEFC may employ an affiliate of American Express Company as executing broker for our portfolio transactions only if:

o we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;

o the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

o the affiliate's employment is consistent with the terms of the current Investment Advisory and Services Agreement and federal securities laws.

Directors and officers

IDSC's sole shareholder, AEFC, elects the board of directors that oversees IDSC's operations. The board annually elects the directors, chairman, president and controller for a term of one year. The president appoints the other executive officers.

We paid a total of $38,000 during 1997 to directors not employed by AEFC.

Board of directors


Rodney P. Burwell
Born in 1939. Director beginning in 1999.
Chairman, Xerxes Corporation (fiberglass storage tanks). Director, Fairview Corporation.


David R. Hubers*
Born in 1943. Director since 1987.
President and chief executive officer of AEFC since 1993. Senior vice president and chief financial officer of AEFC from 1984 to 1993.


Charles W. Johnson
Born in 1929. Director since 1989.
Director, Communications Holdings, Inc. Acting president Fisk University from 1998 to 1999. Former vice president and group executive, Industrial Systems, with Honeywell, Inc. Retired 1989.

Jean B. Keffeler
Born in 1945. Director beginning in 1999.
Independent management consultant.


Richard W. Kling*
Born in 1940. Director since 1996.
Chairman of the board of directors since 1996. Director of IDS Life Insurance Company since 1984; president since 1994. Executive vice president of Marketing and Products of AEFC from 1988 to 1994. Senior vice president of AEFC since 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers of IDS Life Variable Annuity Funds A and B.



Thomas R. McBurney
Born in 1938. Director beginning in 1999.
President, McBurney Management Advisors. Director, The Valspar Corporation (paints), Wenger Corporation, Allina, Space Center Enterprises and Greenspring Corporation.

Paula R. Meyer*
Born in 1954. Director since 1998.
President since 1998.
Vice president - Assured Assets of AEFC since 1998. President of Piper Capital Management (PCM) from 1997 to 1998. Director of Marketing of PCM from 1995 to 1997. Director of Retail Marketing of PCM from 1993 to 1995.

*"Interested Person" of IDSC as that term is defined in Investment Company Act of 1940.

Executive officers

Paula R. Meyer
Born in 1954. President since 1998.

Jeffrey S. Horton
Born in 1961. Vice president and treasurer since December 1997.
Vice president and corporate treasurer of AEFC since December 1997. Controller, American Express Technologies - Financial Services of AEFC from July 1997 to December 1997. Controller, Risk Management Products of AEFC from May 1994 to July 1997. Director of finance and analysis, Corporate Treasury of AEFC from June 1990 to May 1994.

Timothy S. Meehan
Born in 1957. Secretary since 1995.
Secretary of AEFC and American Express Financial Advisors Inc. since 1995. Senior counsel to AEFC since 1995. Counsel from 1990 to 1995.

Lorraine R. Hart
Born in 1951. Vice president - Investments since 1994.
Vice president - Insurance Investments of AEFC since 1989. Vice president - Investments of IDS Life Insurance Company since 1992.

Jay C. Hatlestad
Born in 1957. Vice president and controller of IDSC since 1994. Manager of Investment Accounting of IDS Life Insurance Company from 1986 to 1994.

Bruce A. Kohn
Born in 1951. Vice president and general counsel since 1993.
Senior counsel to AEFC since 1996. Counsel to AEFC from 1992 to 1996. Associate counsel from 1987 to 1992.

F. Dale Simmons
Born in 1937. Vice president - Real Estate Loan Management since 1993.
Vice president of AEFC since 1992. Senior portfolio manager of AEFC since 1989. Assistant vice president from 1987 to 1992.

The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

IDSC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Independent auditors

A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate owner upon request.

Ernst & Young LLP, Minneapolis, has audited the financial statements for each of the years in the three-year period ended Dec. 31, 1997. These statements are included in this prospectus. Ernst & Young LLP is also the auditor for American Express Company, the parent company of AEFC and IDSC.

Appendix

Description of corporate bond ratings

Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's Corporation are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA - Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA - Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A - Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB - Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB - Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B - Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC - Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC - Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C - Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D - Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.

Non-rated securities will be considered for investment. When assessing each non-rated security, IDSC will consider the financial condition of the issuer or the protection afforded by the terms of the security.

(back cover)


Quick telephone reference*


Selling Agent
Securities America, Inc.
800-747-6111
Omaha area: 402-399-9111


*You may experience delays when call volumes are high.

IDS Stock Market Certificate
IDS Tower 10
Minneapolis, MN  55440-0010

Summary of selected financial information

     The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see Management's Discussion and Analysis of Financial Condition and Results of Operations for additional comments.

Year Ended Dec. 31,                     1997      1996      1995      1994      1993
                                                       ($ thousands)
Statement of Operations Data:
Investment income                   $258,232  $251,481  $256,913  $207,975  $236,859
Investment expenses                   70,137    62,851    62,817    58,690    65,404

Net investment income before provision for
  certificate reserves and income t  188,095   188,630   194,096   149,285   171,455
Net provision for certificate reser  165,136   171,968   176,407   107,288   123,516

Net investment income before income
  tax benefit                         22,959    16,662    17,689    41,997    47,939
Income tax benefit                     3,682     6,537     9,097     2,663     3,365

Net investment income                 26,641    23,199    26,786    44,660    51,304

Realized gain (loss) on investments - net:
Securities of unaffiliated issuers       980      (444)      452    (7,514)   (9,870)
Other - unaffiliated                      -        101      (120)    1,638      (418)

Net realized gain (loss) on investments
  before income taxes                    980      (343)      332    (5,876)  (10,288)
Income tax (expense) benefit            (343)      120      (117)    2,047     4,617

Net realized gain (loss) on investm      637      (223)      215    (3,829)   (5,671)
Net income - wholly owned subsidiar      328     1,251       373       241       120

Net income                           $27,606   $24,227   $27,374   $41,072   $45,753


Cash dividends declared                  $-    $65,000       $-    $40,200   $64,500

Balance Sheet Data:
Total assets                      $4,053,648 $3,563,234 $3,912,131 $3,040,857 $2,951,405
Certificate loans                     37,098     43,509     51,147     58,203     67,429
Certificate reserves               3,724,978  3,283,191  3,628,574  2,887,405  2,777,451
Stockholder's equity                 239,510    194,550    250,307    141,852    161,138


IDS Certificate Company (IDSC) is 100% owned by American Express Financial Corporation (Parent).

Management's Discussion and Analysis of Financial
Condition and Results of Operations
-------------------------------------------------------------------------------

For the Nine Months Ended Sept. 30, 1998

Results of operations:

As of Sept. 30, 1998, total assets and certificate reserves decreased $154 million and $136 million, respectively, from Dec. 31, 1997. The decreases resulted primarily from certificate maturities and surrenders exceeding certificate sales. The decrease in accounts payable and accrued liabilities resulted primarily from net repayments of $22 million under reverse repurchase agreements and a decrease in payable for investment securities purchased of $18 million.

Sales of face-amount certificates totaled $307 million and $273 million during the second and third quarters of 1998, respectively, compared to $327 million and $387 million during the comparable periods in 1997, respectively.
Certificate sales during the second and third quarters of 1998 include $19 million and $31 million, respectively, of sales of IDS Certificate Company's
(IDSC) Market Strategy certificate which was first offered for sale April 29, 1998.

Certificate maturities and surrenders totaled $469 million and $353 million during the second and third quarters of 1998, respectively, compared to $344 million and $350 million during the comparable periods in 1997, respectively. The higher certificate maturities and surrenders during the second quarter of 1998 resulted primarily from $59 million in surrenders of IDSC's 7-month term Flexible Savings certificate. Surrenders of the 7-month Flexible Savings certificate resulted primarily from lower accrual rates declared by IDSC at term renewal, reflecting interest rates available in the marketplace.

For the nine months of 1998 and 1997, sales of face-amount certificates totaled $837 million and $982 million, respectively. Certificate maturities and surrenders for the first nine months of 1998 and 1997 totaled $1,187 million and $998 million, respectively.

Investment income increased 8.5% during the first nine months of 1998 from the prior year's period primarily reflecting a higher average balance of invested assets.

Investment expenses increased 16% during the first nine months of 1998 from the prior year's period. The increase resulted primarily from $4.3 million higher amortization of premiums paid for index options and $4.7 million of interest expense on reverse repurchase and interest rate swap agreements entered into after the first quarter of 1997.

Net provision for certificate reserves increased 6.1% during the first nine months of 1998 from the prior year's period reflecting a higher average balance of certificate reserves.

The $1.1 million decrease in income tax benefit on net investment income resulted primarily from a lesser portion of net investment income before income tax benefit being attributable to tax-advantaged income.

During  the  third  quarter  of  1998,   IDSC  accepted  a  tender  offer  of  a
hold-to-maturity security with an amortized cost and fair value of $6.2 million.

Net certificate reserve financing activities used cash of $272 million during the first nine months of 1998 compared to cash provided of $61 million during the prior year's period. The change resulted from lower certificate payments received of $143 million and higher maturities and surrenders of $190 million during the first nine months of 1998 compared to the prior year's period.

During the first nine months of 1998, IDSC paid a cash dividend to its Parent of $4.5 million.

Year 2000:

IDSC is a wholly owned  subsidiary  of American  Express  Financial  Corporation
(AEFC), which is a wholly owned subsidiary of American Express Company (American Express). All of the major systems used by IDSC are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. American Express is coordinating Year 2000 (Y2K) efforts on behalf of all of its businesses and subsidiaries. Representatives of AEFC are participating in these efforts. The Y2K issue is the result of computer programs having been written using two digits rather than four to define a year. Some programs may recognize a date using "00" as the year 1900 rather than 2000. This misinterpretation could result in the failure of major systems or miscalculations, which could have a material impact on American Express and its businesses and subsidiaries through business interruption or shutdown, financial loss, reputational damage and legal liability to third parties. American Express and AEFC began addressing the Y2K issue in 1995 and have established a plan for resolution, which involves the remediation, decommissioning and replacement of relevant systems, including mainframe, mid-range and desktop computers, application software, operating systems, systems software, date back-up archival and retrieval services, telephone and other communications systems, and hardware peripherals and facilities dependent on embedded technology. As a part of their plan, American Express has generally followed and utilized the specific policies and guidelines established by the Federal Financial Institutions Examination Council, as well as other U.S. and international regulatory agencies. Additionally, American Express continues to participate in Y2K related industry consortia sponsored by various partners and suppliers. Progress is reviewed regularly with IDSC's senior management and American Express's senior management and Board of Directors.

American Express's and AEFC's Y2K compliance effort related to information technology (IT) systems is divided into two initiatives. The first, which is the much larger initiative, is known internally as "Millenniax," and relates to mainframe and other technological systems maintained by the American Express Technologies organization. The second, known as "Business T," relates to the technological assets that are owned, managed or maintained by American Express's individual business units, including AEFC. Business T also encompasses the remediation of non-IT systems. These initiatives involve a substantial number of employees and external consultants. This multiple sourcing approach is intended to mitigate the risk of becoming dependent on any one vendor or resource. While the vast majority of American Express's and AEFC's systems that require modification are being remediated, in some cases they have chosen to migrate to new applications that are already Y2K compliant.

American Express's and AEFC's plans for remediation with respect to Millenniax and Business T include the following program phases: (i) employee awareness and mobilization, (ii) inventory collection and assessment, (iii) impact analysis,
(iv) remediation/ decommission, (v) testing and (vi) implementation. As part of the first three phases, American Express and AEFC have identified their mission-critical systems for purposes of prioritization. American Express's and AEFC's goals are to substantially complete remediation of critical systems by the end of 1998, complete testing of those systems by early 1999, and to continue compliance efforts, including but not limited to, the testing of systems on an integrated basis and independent validation of such testing, through 1999.** American Express and AEFC are currently on schedule to meet these goals. With respect to systems maintained by American Express and AEFC, the first three phases referred to above have been substantially completed for both Millenniax and Business T. As of Oct. 31, 1998, for Millenniax for American Express, the remediation/decommission, testing and implementation phases are approximately 80%, 65% and 55% complete, respectively. For Business T for American Express, such phases are approximately 70%, 55% and 55% complete, respectively.

American Express's most commonly used methodology for remediation is the sliding window. Once an application/system has been remediated, American Express applies specific types of tests, such as stress, regression, unit, future date and baseline to ensure that the remediation process has achieved Y2K compliance while maintaining the fundamental data processing integrity of the particular system. To assist with remediation and testing, American Express is using various standardized tools obtained from a variety of vendors.

American Express's cumulative costs since inception of the Y2K initiatives were $311 million through Sept. 30, 1998 and are estimated to be in the range of $210-$235 million for the remainder through 2000.** These include both remediation costs and costs related to replacements that were or will be required as a result of Y2K. These costs, which are expensed as incurred, relate to both Millenniax and Business T, and have not had, nor are expected to have, a material adverse impact on American Express's, AEFC's, or IDSC's results of operations or financial condition.** Costs related to Millenniax, which represent most of the total Y2K costs of American Express, are managed by and included in the American Express corporate level financial results; costs related to Business T are included in American Express's individual business segment's financial results, including AEFC's. American Express and AEFC have not deferred other critical technology projects or investment spending as a result of Y2K. However, because American Express and AEFC must continually prioritize the allocation of finite financial and human resources, certain non-critical spending initiatives have been deferred.

American Express's and AEFC's major businesses are heavily dependent upon internal computer systems, and all have significant interaction with systems of third parties, both domestically and internationally. American Express and AEFC are working with key external parties, including merchants, clients, counterparties, vendors, exchanges, utilities, suppliers, agents and regulatory agencies to mitigate the potential risks to to American Express and AEFC of Y2K. The failure of external parties to resolve their own Y2K issues in a timely manner could result in a material financial risk to American Express or AEFC. As part of their overall compliance program, American Express and AEFC are actively communicating with third parties through face-to-face meetings and correspondence, on an ongoing basis, to ascertain their state of readiness. Although numerous third parties have indicated to American Express and AEFC in writing that they are addressing their Y2K issues on a timely basis, the readiness of third parties overall varies across the spectrum. Because American Express's and AEFC's Y2K compliance is dependent on key third parties being compliant on a timely basis, there can be no assurances that American Express's and AEFC's efforts alone will resolve all Y2K issues.

At this point, American Express and AEFC have not completed their assessment of reasonably likely Y2K systems failures and related consequences. However, American Express is in the process of preparing specific Y2K contingency plans for all key American Express business units, including AEFC, to mitigate the potential impact of such failures. This effort is a full-scale initiative that includes both internal and external experts under the guidance of an American Express-wide steering committee. The contingency plans, which will be based in part on an assessment of the magnitude and probability of potential risks, will primarily focus on proactive steps to prevent Y2K failures from occurring, or if they should occur, to detect them quickly, minimize their impact and expedite their repair. The Y2K contingency plans will supplement disaster recovery and business continuity plans already in place, and are expected to include measures such as selecting alternative suppliers and channels of distribution, and developing American Express's and AEFC's own technology infrastructure in lieu of those provided by third parties. Development of the Y2K contingency plans is expected to be substantially complete by the end of the first quarter of 1999, and will continue to be refined throughout 1999 as additional information related to American Express's and AEFC's exposures is gathered.**

Statements in this Y2K discussion marked with two asterisks are forward-looking statements which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, the ability of American Express or AEFC to successfully identify systems containing two-digit codes, the nature and amount of programming required to fix the affected systems, the costs of labor and consultants related to such efforts, the continued availability of such resources, and the ability of third parties that interface with American Express and AEFC to successfully address their Y2K issues.

For the Year Ended Dec. 31, 1997

Results of operations:

     IDS Certificate Company's (IDSC) earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities. Changes in earnings' trends occur largely due to changes in the rates of return on investments and the rates of interest credited to certificate owner accounts and also, the mix of fully taxable and tax-advantaged investments in the IDSC portfolio.

     During the year 1997, total assets and certificate reserves increased due to certificate sales exceeding certificate maturities and surrenders. The excess of certificate sales over maturities and surrenders resulted primarily from a special introductory offer of the 7- and 13-month term Flexible Savings certificate. The increase in total assets in 1997 reflects also, an increase of $27 million in net unrealized appreciation on investment securities classified as available for sale.

     During the year 1996, total assets and certificate reserves decreased due primarily to certificate maturities and surrenders exceeding certificate sales. The excess of certificate maturities and surrenders over certificate sales resulted primarily from lower accrual rates declared by IDSC during the year. The decrease in total assets in 1996 reflects also, a decrease in unrealized appreciation on investment securities classified as available for sale of $23 million and cash dividends paid to Parent of $65 million. The decrease in total assets in 1996 was tempered by an increase in payable for securities purchased of $62 million that settled in early 1997.

1997 Compared to 1996:

     Gross investment income increased 2.7% due primarily to a higher average balance of invested assets.

     Investment expenses increased 12% in 1997. The increase resulted primarily from higher amortization of premiums paid for index options of $4.4 million, higher distribution fees of $1.8 million and $3.2 million of interest expense on reverse repurchase and interest rate swap agreements entered into in 1997. These higher expenses were partially offset by $2.3 million lower amortization of premiums paid for interest rate caps, corridors and floors due primarily to the expiration of the cap and corridor agreements in 1996 and early 1997.

     Net provision for certificate reserves decreased 4.0% due primarily to the net of lower accrual rates and a higher average balance of certificate reserves during 1997.

     The decrease in income tax benefit resulted primarily from a lesser portion of net investment income before income tax benefit being attributable to tax-advantaged income.

1996 Compared to 1995:

Gross investment income decreased 2.1% due primarily to lower investment yields.

     Investment expenses increased slightly in 1996. The increase resulted primarily from higher amortization of premiums paid for index options of $2.1 million and higher investment advisory and services fee of $.5 million due to a slightly higher average asset base on which the fee is calculated. These increases were offset by lower distribution fees of $1.2 million due to lower certificate sales, and lower amortization of premiums paid for interest rate caps/corridors of $1.4 million. The lower amortization of interest rate caps/corridors reflects the net of $8.2 million lower amortization and $6.8 million less interest earned under the cap/corridor agreements.

     Net provision for certificate reserves decreased 2.5% due primarily to the net of lower accrual rates and a slightly higher average balance of certificate reserves during 1996.

     The decrease in income tax benefit resulted primarily from a lesser portion of net investment income before income tax benefit being attributable to tax-advantaged income.

Liquidity and cash flow:

     IDSC's principal sources of cash are payments from sales of face-amount certificates and cash flows from investments. In turn, IDSC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and payments of dividends to its Parent.

     Certificate sales remained strong in 1997 reflecting clients' ongoing desire for safety of principal. Sales of certificates totaled $1.5 billion in 1997 compared to $1.0 billion in 1996 and $1.8 billion in 1995. The higher certificate sales in 1997 over 1996 resulted primarily from a special introductory promotion of IDSC's 7- and 13-month term Flexible Savings certificate which produced sales of $238 million. Certificate sales in 1997 benefited also, from higher sales of the Preferred Investors certificate of $113 and sales of the Special Deposits certificate of $85 million. The Preferred Investors certificate was first offered for sale early in the last quarter of 1996. The Special Deposits certificate was first offered for sale to private banking clients of American Express Bank Ltd. in Hong Kong late in the third quarter of 1997. Certificate sales in 1995 benefited from a special introductory promotion of IDSC's 11-month term Flexible Savings certificate which produced sales of $562 million.

     The special promotion of the 7- and 13-month term Flexible Savings certificate was offered from Sept. 10, 1997 to Nov. 25, 1997, and applied only to sales of new certificate accounts during the promotion period. Certificates sold during the promotion period received a special interest rate, determined on a weekly basis, of one percentage point above the Bank Rate Monitor Top 25 Market Average of comparable length certificates of deposit.

 The special promotion of the 11-month term Flexible Savings certificate was offered from May 10, 1995 to July 3, 1995, and applied only to sales of new certificate accounts during the promotion period. Certificates sold during the promotion period received a special interest rate of 7.0% for the 11-month term.

     Certificate maturities and surrenders totaled $1.3 billion during 1997 compared to $1.7 billion in 1996 and $1.0 billion in 1995. The higher certificate maturities and surrenders in 1996 resulted primarily from $461 million of surrenders of the 11-month Flexible Savings certificate. The surrenders of the 11-month Flexible Savings certificate resulted primarily from lower accrual rates declared by IDSC at term renewal, reflecting interest rates available in the marketplace.

     IDSC, as an issuer of face-amount certificates, is affected whenever there is a significant change in interest rates. In view of the uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, IDSC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved liquidity. To accomplish this, IDSC continues to invest much of its cash flow in mortgage-backed securities and intermediate-term bonds.

     IDSC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk standards with additional emphasis on liquidity. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

     Under  Statement  of  Financial   Accounting   Standards  (SFAS)  No.  115,
"Accounting for Certain Investments in Debt and Equity Securities", debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. The available-for-sale classification does not mean that IDSC expects to sell these securities, but that under SFAS No. 115 positive intent criteria, these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand. See notes 1 and 3 to the financial statements for additional information relating to SFAS No. 115.

     At Dec. 31, 1997, securities classified as held to maturity and carried at amortized cost were $.8 billion. Securities classified as available for sale and carried at fair value were $2.9 billion. These securities, which comprise 92% of IDSC's total invested assets, are well diversified. Of these securities, 98% have fixed maturities of which 91% are of investment grade. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities. See note 3 to financial statements for additional information on ratings and diversification.

 During the year ended Dec. 31, 1997, IDSC sold held-to-maturity securities with an amortized cost and fair value of $33.0 million and $33.9 million, respectively. The securities were sold due to significant deterioration in the issuers' creditworthiness. During the same period in 1997, securities classified as available for sale were sold with an amortized cost and fair value of $161 million. The securities were sold in general management of the investment portfolio.

     There were no transfers of available-for-sale or held-to-maturity securities during the years ended Dec. 31, 1997 and 1996. During the year ended Dec. 31, 1995, investment securities, primarily municipal bonds, with an amortized cost and fair value of $112 million and $117 million, respectively, were reclassified from held to maturity to available for sale. The reclassification was made on Dec. 4, 1995, as a result of IDSC adopting the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

Market risk and derivative financial instruments:

     The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing one year's earnings. The market changes, assumed to occur as of Dec. 31, 1997, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different than what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings affects in the future will differ from those quantified below.

     IDSC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificates while managing risk. These investment securities provide IDSC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. IDSC does not invest in securities to generate trading profits for its own account.

     IDSC's Investment Committee, which comprises senior business managers, meets regularly to review models projecting different interest rate scenarios and their impact on IDSC's profitability. The committee's objective is to structure IDSC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability and meet certificate contractual obligations

     Rates credited to certificate owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, IDSC's margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategies include the purchase of derivatives, such as interest rate caps, corridors, floors and swaps, for hedging purposes. On a certain series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' term. As a means of hedging its obligations under the provisions of these certificates, the committee purchases and writes call options on the major stock market index. See note 9 to the financial statements for additional information regarding derivative financial instruments.

     The negative impact on IDSC's earnings of the 100 basis point increase in interest rates described above would be approximately $5.9 million pretax. It assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 1997. The 10% decrease in a major stock market index level would have a minimal impact on IDSC's earnings because the income effect is a decrease in option income and a corresponding decrease in interest credited to the Stock Market certificate owners' accounts.

Year 2000 Issue:

     The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a major system failure or miscalculations which could have a material impact on IDSC's operations. A comprehensive review of computer systems and business processes used by IDSC has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems. IDSC believes that with modifications to existing software and the purchase of new software, the Year 2000 issue will not pose material operational problems for computer systems used in IDSC's business, including computer systems used by IDSC's Parent and other affiliates to provide services to IDSC. These modifications are scheduled to be completed and tested on a timely basis. The cost related to the Year 2000 issue are to be borne by American Express Company and IDSC's Parent. IDSC is also evaluating the Year 2000 readiness of merchants, customers and other third parties whose systems failures could have an impact on its operations. The potential materiality of any such impact is not known at this time.

Ratios:

     The ratio of stockholder's equity, excluding net unrealized holding gains on investment securities, to total assets less certificate loans and net unrealized holding gains on investment securities at Dec. 31, 1997 and 1996 was 5.2%. IDSC's current regulatory requirement is a ratio of 5.0%.

-------------------------------------------------------------------------------

Financial Statements
-------------------------------------------------------------------------------

The condensed balance sheet of IDS Certificate Company as of Sept. 30, 1998 and the condensed statements of operations and cash flows for the nine months ended Sept. 30, 1998 and 1997 and the related condensed notes thereto appearing on pages 00 through 00 are unaudited. Management of IDS Certificate Company believes that all adjustments (none of which were other than of a normal recurring nature) necessary to present fairly the financial position of IDS Certificate Company at Sept. 30, 1998 and the results of operations and cash flows for the nine months ended Sept. 30, 1998 and 1997, respectively, have been included. The results of operations for the interim periods presented may not be indicative of the results of operations on an annual basis. The condensed financial statements and notes thereto should be read in conjunction with the audited financial statements as of and for the three years ended Dec. 31, 1997.

The financial statements of IDS Certificate Company as of and for the three years ended Dec. 31, 1997 and the related notes to financial statements appearing on pages 00 through 00 have been audited by Ernst & Young LLP, independent auditors, whose report thereon appears on page 00.

IDS Certificate Company

Condensed Balance Sheet
Sept. 30, 1998 (Unaudited)
-------------------------------------------------------------------------------

Assets

Qualified Assets (note 1)
-------------------------------------------------------------------------------
                                                                ($ thousands)

Investments in unaffiliated issuers:
  Cash and cash equivalents                                          $81,627
  Held-to-maturity securities (note 2)                               633,838
  Available-for-sale securities (note 2)                           2,795,690
  First mortgage loans on real estate                                249,089
  Certificate loans-secured by certificate reserves                   33,565
Investments in and advances to affiliates                              3,966
-----------------------------------------------------------------------------

Total investments                                                  3,797,775
-----------------------------------------------------------------------------

Receivables:
  Dividends and interest                                              42,630
  Investment securities sold                                           1,387
-----------------------------------------------------------------------------

Total receivables                                                     44,017
-----------------------------------------------------------------------------

Other (note 4)                                                        36,214
-----------------------------------------------------------------------------

Total qualified assets                                             3,878,006
-----------------------------------------------------------------------------

Other Assets
-----------------------------------------------------------------------------

Deferred distribution fees                                            16,972
Receivable from Parent for federal income taxes                        4,200
-----------------------------------------------------------------------------

Total other assets                                                    21,172
-----------------------------------------------------------------------------

Total assets                                                      $3,899,178
-----------------------------------------------------------------------------

See condensed notes to condensed financial statements.

IDS Certificate Company

Condensed Balance Sheet
Sept. 30, 1998 (Unaudited)
-----------------------------------------------------------------------------

Liabilities and Stockholder's Equity

Liabilities
-----------------------------------------------------------------------------
                                                                ($ thousands)

Certificate reserves                                              $3,589,369
Accounts payable and accrued liabilities (note 4)                     19,736
Deferred federal income taxes                                         21,946
-----------------------------------------------------------------------------

Total liabilities                                                  3,631,051
-----------------------------------------------------------------------------


Stockholder's Equity:
-----------------------------------------------------------------------------

Common stock                                                           1,500
Additional paid-in capital                                           143,844
Retained earnings:
  Appropriated for predeclared additional credits/interest             4,194
  Appropriated for additional interest on advance payments                50
  Unappropriated                                                      76,937
Accumulated other comprehensive income-net of tax (note 5)            41,602
-----------------------------------------------------------------------------

Total stockholder's equity                                           268,127
-----------------------------------------------------------------------------

Total liabilities and stockholder's equity                        $3,899,178
-----------------------------------------------------------------------------

See condensed notes to condensed financial statements.


IDS Certificate Company

Condensed Statements of Operations (Unaudited)
----------------------------------------------------------------------------------------------------------------

Nine months ended Sept. 30,                                                            1998            1997
----------------------------------------------------------------------------------------------------------------
                                                                                            ($ thousands)

Investment income                                                                       $206,268       $190,130
Investment expenses (note 4)                                                              58,302         50,146
----------------------------------------------------------------------------------------------------------------

Net investment income before provision for
  certificate reserves and income tax benefit                                            147,966        139,984
Net provision for certificate reserves (note 4)                                          128,729        121,280
----------------------------------------------------------------------------------------------------------------

Net investment income before income tax benefit                                           19,237         18,704
Income tax benefit (note 3)                                                                1,202          2,323
----------------------------------------------------------------------------------------------------------------

Net investment income                                                                     20,439         21,027
----------------------------------------------------------------------------------------------------------------

Realized gain on investments-net                                                           4,116            472
Income tax expense                                                                        (1,441)          (165)
----------------------------------------------------------------------------------------------------------------

Net realized gain on investments                                                           2,675            307
----------------------------------------------------------------------------------------------------------------

Net income - wholly owned subsidiary                                                         194            202
----------------------------------------------------------------------------------------------------------------

Net income                                                                               $23,308        $21,536
----------------------------------------------------------------------------------------------------------------
See condensed notes to condensed financial statements.

IDS Certificate Company

Condensed Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------------------------------------------------
Nine months ended Sept. 30,                                                            1998           1997
----------------------------------------------------------------------------------------------------------------
                                                                                            ($ thousands)
Cash flows from operating activities:
Net income                                                                               $23,308        $21,536
Adjustments to reconcile net income to net cash
provided by operating activities:
  Net income of wholly owned subsidiary                                                     (194)          (202)
  Net provision for certificate reserves                                                 128,729        121,280
  Interest income added to certificate loans                                                (900)        (1,063)
  Amortization of premiums/discounts-net                                                  16,100         11,093
  Provision for deferred federal income taxes                                              1,489         (2,749)
  Net realized gain on investments before income taxes                                    (4,116)          (472)
  Decrease in dividends and interest receivable                                            6,188          2,826
  Decrease in deferred distribution fees                                                   4,131          2,490
  Increase in other assets                                                                (4,200)        (1,747)
  Decrease in other liabilities                                                           (3,383)          (360)
----------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                                167,152        152,632
----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities: Maturity and redemption of investments:
    Held-to-maturity securities                                                          120,291         62,265
    Available-for-sale securities                                                        362,523        306,066
    Other investments                                                                     64,156         55,705
  Sale of investments:
    Held-to-maturity securities                                                            6,245         29,391
    Available-for-sale securities                                                        342,100        156,841
  Certificate loan payments                                                                2,941          3,670
  Purchase of investments:
    Held-to-maturity securities                                                           (1,034)        (4,565)
    Available-for-sale securities                                                       (590,182)      (828,812)
    Other investments                                                                    (94,030)       (45,801)
  Certificate loan fundings                                                               (2,925)        (3,884)
----------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities                                     $210,085      ($269,124)
----------------------------------------------------------------------------------------------------------------

See condensed notes to condensed financial statements.

IDS Certificate Company

Condensed Statements of Cash Flows (Continued) (Unaudited)
----------------------------------------------------------------------------------------------------------------
Nine months ended Sept. 30,                                                            1998           1997
----------------------------------------------------------------------------------------------------------------
                                                                                            ($ thousands)

Cash flows from financing activities:
  Payments from certificate owners                                                      $910,515     $1,053,364
  Proceeds from reverse repurchase agreements                                            650,500        374,000
  Dividend from wholly-owned subsidiary                                                    3,000           -
  Certificate maturities and cash surrenders                                          (1,182,625)      (991,985)
  Payments under reverse repurchase agreements                                          (672,500)      (355,000)
  Dividend paid                                                                           (4,500)          -
----------------------------------------------------------------------------------------------------------------

Net cash (used in) provided by financing activities                                     (295,610)        80,379
----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                      81,627        (36,113)
Cash and cash equivalents beginning of period                                               -           111,331
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents end of period                                                  $81,627        $75,218
----------------------------------------------------------------------------------------------------------------


Supplemental disclosures including non-cash transactions:
  Cash paid for income taxes                                                              $3,405         $4,030
  Certificate maturities and surrenders through loan
  reductions                                                                               4,417          5,565

See condensed notes to condensed financial statements.

IDS Certificate Company

Condensed Notes to Condensed Financial Statements,
Sept. 30, 1998 ($ thousands) (Unaudited)
-------------------------------------------------------------------------------

1. Deposit of assets and maintenance of qualified assets

At Sept. 30, 1998 IDSC was required to have qualified assets in the amount of $3,573,730. IDSC had qualified assets of $3,812,864 at Sept. 30, 1998, excluding net unrealized appreciation on available-for-sale securities of $64,002 and payable for securities purchased of $1,140.

Qualified assets of IDSC were deposited at Sept. 30, 1998 as follows:

                                                                                       Required
                                                                       Deposits        deposits        Excess
----------------------------------------------------------------------------------------------------------------
Deposits to meet
certificate liability
requirements:
States                                                                       $363           $327            $36
Central Depositary                                                      3,754,245      3,535,370        218,875
----------------------------------------------------------------------------------------------------------------

Total                                                                  $3,754,608     $3,535,697       $218,911
----------------------------------------------------------------------------------------------------------------


The assets on deposit at Sept. 30, 1998 consisted of securities having a deposit value of $3,459,957, mortgage loans of $245,897 and other assets of $48,754.

2.  Investments in securities

The following is a summary of securities held to maturity and securities available for sale at Sept. 30, 1998.

                                                                   Securities Held to Maturity
----------------------------------------------------------------------------------------------------------------
                                                                                        Gross         Gross
                                                     Amortized           Fair      unrealized    unrealized
                                                          cost          value           gains        losses
----------------------------------------------------------------------------------------------------------------
U.S. Government and
  agencies obligations                                       $363            $376            $13         $-
Mortgage-backed securities                                 23,975          24,826            851          -
Corporate debt securities                                 183,234         189,142          5,908          -
Stated maturity preferred stock                           426,266         460,950         34,701         17
----------------------------------------------------------------------------------------------------------------

Total                                                    $633,838        $675,294        $41,473        $17
----------------------------------------------------------------------------------------------------------------

IDS Certificate Company

Condensed Notes to Condensed Financial Statements,
Sept. 30, 1998 ($ thousands) (Unaudited)
----------------------------------------------------------------------------------------------------------------

                                                                  Securities Available for Sale
----------------------------------------------------------------------------------------------------------------
                                                                                        Gross         Gross
                                                     Amortized           Fair      unrealized    unrealized
                                                          cost          value           gains        losses
----------------------------------------------------------------------------------------------------------------
Mortgage-backed securities                               $916,907        $941,665        $25,044           $286
State and municipal obligations                            32,134          33,791          1,657          -
Corporate debt securities                               1,625,121       1,653,472         44,048         15,697
Stated maturity preferred stock                            63,299          66,545          3,246          -
Perpetual preferred stock                                  94,227         100,217          5,990          -
----------------------------------------------------------------------------------------------------------------

Total                                                  $2,731,688      $2,795,690        $79,985        $15,983
----------------------------------------------------------------------------------------------------------------

At Sept. 30, 1998, there were no securities classified as trading securities.

During the nine months ended Sept. 30, 1998, debt securities classified as available for sale were sold with proceeds of $341,853 and gross realized gains of $3,884 and gross realized losses of $1,461 on such sales.

During the nine months ended Sept. 30, 1998, a held-to-maturity security was tendered with proceeds of $6,245 and a gross realized gain of $64 on such sale.

There were no transfers from securities classified as held to maturity during the nine months ended Sept. 30, 1998.

3.  Income taxes

The income tax benefit related to net investment income as shown on the statement of operations resulted primarily from tax-exempt interest and dividend exclusion. Benefit is recognized for taxable loss used on the consolidated tax return of American Express Company.

IDS Certificate Company

Condensed Notes to Condensed Financial Statements,
Sept. 30, 1998 ($ thousands) (Unaudited)
-------------------------------------------------------------------------------

4.  Derivative financial instruments

IDSC's holdings of derivative financial instruments were as follows at Sept. 30, 1998.

                                                      Notional                                        Total
                                                   or contract       Carrying            Fair        credit
                                                        amount          value           value      exposure
----------------------------------------------------------------------------------------------------------------
Assets:
  Interest rate floors                                   $500,000             $85           $696           $696
  Purchased call options                                      419          36,129         36,319         36,319
----------------------------------------------------------------------------------------------------------------

  Total                                                  $500,419         $36,214        $37,015        $37,015
----------------------------------------------------------------------------------------------------------------

Liabilities:
  Interest rate swaps                                    $500,000            $325         $2,341         $-
  Written call options                                        419          15,535         16,433          -
----------------------------------------------------------------------------------------------------------------

  Total                                                  $500,419         $15,860        $18,774         $-
----------------------------------------------------------------------------------------------------------------

The interest rate floors expire in April of 1999. The cost of these floors of $85 at Sept. 30, 1998, is being amortized on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses.

The interest rate swaps expire in April of 1999. There is no cost carried on the balance sheet. The carrying amount shown above represents the net interest receivable/ payable under the swap agreements. Interest earned and interest expensed under the agreements is included net, in investment expenses.

The index options expire in 1998 and 1999. The premiums paid or received on these options are reported in other qualified assets or other liabilities, as appropriate, and are amortized into investment expenses over the life of the option. The intrinsic value of these index options is also reported in other qualified assets or other liabilities, as appropriate. The unrealized gains and losses related to the changes in the intrinsic value of these options are recognized currently in provision for certificate reserves.

IDS Certificate Company

Condensed Notes to Condensed Financial Statements,
Sept. 30, 1998 ($ thousands) (Unaudited)
-------------------------------------------------------------------------------

5.  Comprehensive income

Effective Jan. 1, 1998, IDSC adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting and display of comprehensive income and its components. Comprehensive income is defined as the aggregate change in stockholder's equity excluding changes in ownership interests. For IDSC, it is net income and the unrealized gains or losses on available-for-sale securities net of taxes. Prior year amounts have been reclassified to conform to the requirements of the new Statement. The components of comprehensive income, net of related tax, for the three-month and nine-month periods ended Sept. 30, 1998 and 1997 were:

Three months ended Sept. 30,                                                            1998           1997
----------------------------------------------------------------------------------------------------------------

Net income                                                                                $7,739         $7,428
Unrealized gains on available-for-sale securities-net                                     10,201         13,838
----------------------------------------------------------------------------------------------------------------

Total comprehensive income                                                               $17,940        $21,266
----------------------------------------------------------------------------------------------------------------

Nine months ended Sept. 30,                                                             1998           1997
----------------------------------------------------------------------------------------------------------------

Net income                                                                               $23,308        $21,536
Unrealized gains on available-for-sale securities-net                                      9,809         14,019
----------------------------------------------------------------------------------------------------------------

Total comprehensive income                                                               $33,117        $35,555
----------------------------------------------------------------------------------------------------------------

Annual Financial Information

IDS Certificate Company

Responsibility for Preparation of Financial Statements

The management of IDS Certificate Company (IDSC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. IDSC's management is also responsible for the accuracy and consistency of other financial information included in the prospectus.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, IDSC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of IDSC's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management throughout the year. IDSC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting.

Report of Independent Auditors

The Board of Directors and Security Holders
IDS Certificate Company:

We have audited the accompanying balance sheets of IDS Certificate Company, a wholly owned subsidiary of American Express Financial Corporation, as of December 31, 1997 and 1996, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of IDS Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1997 and 1996 by correspondence with custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Certificate Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




ERNST & YOUNG  LLP
Minneapolis, Minnesota
February 5, 1998

Balance Sheets, Dec. 31,

Assets
Qualified Assets (note 2)                                             1997      1996
                                                                 ($ thousands)
Investments in unaffiliated issuers (notes 3, 4 and 10):
  Cash and cash equivalents                                            $-   $111,331
  Held-to-maturity securities                                      758,143   863,921
  Available-for-sale securities                                  2,911,524 2,212,968
  First mortgage loans on real estate                              212,433   218,697
  Certificate loans - secured by certificate reserves               37,098    43,509
Investments in and advances to affiliates                            6,772     6,444

Total investments                                                3,925,970 3,456,870

Receivables:
  Dividends and interest                                            48,817    44,013
  Investment securities sold                                         1,635       654

Total receivables                                                   50,452    44,667

Other (notes 9 and 10)                                              56,127    36,164

Total qualified assets                                           4,032,549 3,537,701

Other Assets

Deferred distribution fees and other                                21,099    25,533

Total assets                                                    $4,053,648 $3,563,234

See notes to financial statements.


Balance Sheets, Dec. 31, (continued)

Liabilities and Stockholder's Equity

Liabilities                                                           1997      1996
                                                                 ($ thousands)
Certificate Reserves (notes 5 and 10):
  Installment certificates:
    Reserves to mature                                            $343,219  $344,344
    Additional credits and accrued interest                         19,554    21,931
    Advance payments and accrued interest                              968     1,198
    Other                                                               56        55
  Fully paid certificates:
    Reserves to mature                                           3,186,191 2,747,690
    Additional credits and accrued interest                        174,699   167,673
  Due to unlocated certificate holders                                 291       300

Total certificate reserves                                       3,724,978 3,283,191

Accounts Payable and Accrued Liabilities:
  Due to Parent (note 7A)                                            1,639     1,424
  Due to Parent for federal income taxes                               495     1,737
  Due to affiliates (note 7B, 7C and 7D)                               331       279
  Reverse repurchase agreements                                     22,000        -
  Payable for investment securities purchased                       19,601    61,979
  Accounts payable, accrued expenses and other (notes 9 and 10)     29,919    11,977

Total accounts payable and accrued liabilities                      73,985    77,396

Deferred federal income taxes (note 8)                              15,175     8,097

Total liabilities                                                3,814,138 3,368,684

Commitments (note 4)

Stockholder's Equity (notes 5B, 5C, and 6):

Common stock, $10 par - authorized and issued 150,000 shares         1,500     1,500
Additional paid-in capital                                         143,844   143,844
Retained earnings:
  Appropriated for predeclared additional credits/interest           6,375    11,989
  Appropriated for additional interest on advance payments              50        50
  Unappropriated                                                    55,948    22,728
Unrealized holding gains on investment
  securities - net (note 3A)                                        31,793    14,439

Total stockholder's equity                                         239,510   194,550

Total liabilities and stockholder's equity                      $4,053,648 $3,563,234

See notes to financial statements.

Statements of Operations

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)
Investment Income:
Interest income from investments:
  Bonds and notes:
    Unaffiliated issuers                                $191,190  $184,653  $181,902
  Mortgage loans on real estate:
    Unaffiliated                                          18,053    19,583    22,171
    Affiliated                                                -         36        56
  Certificate loans                                        2,200     2,533     2,963
Dividends                                                 44,543    44,100    48,614
Other                                                      2,246       576     1,207

Total investment income                                  258,232   251,481   256,913

Investment Expenses:
Parent and affiliated company fees (note 7):
  Distribution                                            34,507    32,732    33,977
  Investment advisory and services                        17,233    16,989    16,472
  Depositary                                                 238       228       242
Options (note 9)                                          14,597    10,156     8,038
Interest rate caps, corridors and floors (note 9)             35     2,351     3,725
Reverse repurchase agreements                              1,217        -         -
Interest rate swap agreements (note 9)                     1,956        -         -
Other                                                        354       395       363

Total investment expenses                                 70,137    62,851    62,817

Net investment income before provision
  for certificate reserves and income tax benefit       $188,095  $188,630  $194,096

See notes to financial statements.


Statements of Operations (continued)

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)
Provision for Certificate Reserves (notes 5 and 9):
According to the terms of the certificates:
  Provision for certificate reserves                      $9,796   $10,445   $11,009
  Interest on additional credits                           1,244     1,487     2,300
  Interest on advance payments                                50        61        73
Additional credits/interest authorized by IDSC:
  On fully paid certificates                             150,752   155,411   157,857
  On installment certificates                              4,323     5,637     6,288

Total provision for certificate reserves before reserve  166,165   173,041   177,527
Reserve recoveries from terminations
 prior to maturity                                        (1,029)   (1,073)   (1,120)

Net provision for certificate reserves                   165,136   171,968   176,407

Net investment income before income tax benefit           22,959    16,662    17,689
Income tax benefit (note 8)                                3,682     6,537     9,097

Net investment income                                     26,641    23,199    26,786

Realized gain (loss) on investments - net:
  Securities of unaffiliated issuers                         980      (444)      452
  Other-unaffiliated                                          -        101      (120)

Net realized gain (loss) on investments before income t      980      (343)      332

Income tax (expense) benefit (note 8):
  Current                                                   (304)      772       160
  Deferred                                                   (39)     (652)     (277)

Total income tax (expense) benefit                          (343)      120      (117)

Net realized gain (loss) on investments                      637      (223)      215

Net income - wholly owned subsidiary                         328     1,251       373

Net income                                               $27,606   $24,227   $27,374

See notes to financial statements.


Statements of Stockholder's Equity

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)

Common Stock:
Balance at beginning and end of year                      $1,500    $1,500    $1,500

Additional Paid-in Capital:
Balance at beginning of year                            $143,844  $168,844  $140,344
Contribution from Parent                                      -         -     28,500
Cash dividends declared                                       -    (25,000)       -

Balance at end of year                                  $143,844  $143,844  $168,844

Retained Earnings:
Appropriated for predeclared additional credits/interest (note 5B):
Balance at beginning of year                             $11,989   $18,878   $18,398
Transferred (to) from unappropriated retained earnings    (5,614)   (6,889)      480

Balance at end of year                                    $6,375   $11,989   $18,878

Appropriated for additional interest on advance payments (note 5C):
Balance at beginning and end of year                         $50       $50       $50

Unappropriated (note 6):
Balance at beginning of year                             $22,728   $31,612    $4,718
Net income                                                27,606    24,227    27,374
Transferred from (to) appropriated retained earnings       5,614     6,889      (480)
Cash dividends declared                                       -    (40,000)       -

Balance at end of year                                   $55,948   $22,728   $31,612

Unrealized holding gains and losses on investment securities -
  net (notes 1 and 3A):
Balance at beginning of year                             $14,439   $29,423  ($23,158)
Change during year                                        17,354   (14,984)   52,581

Balance at end of year                                   $31,793   $14,439   $29,423

Total stockholder's equity                              $239,510  $194,550  $250,307

See notes to financial statements.


Statements of Cash Flows

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)
Cash flows from operating activities:
Net income                                               $27,606   $24,227   $27,374
Adjustments to reconcile net income to net
cash provided by operating activities:
  Net income of wholly owned subsidiary                     (328)   (1,251)     (373)
  Net provision for certificate reserves                 165,136   171,968   176,407
  Interest income added to certificate loans              (1,414)   (1,631)   (1,902)
  Amortization of premiums/discounts-net                  15,484    14,039    19,232
  Provision for deferred federal income taxes             (2,266)   (1,124)   (2,652)
  Net realized (gain) loss on investments before income     (980)      343      (332)
  (Increase) decrease in dividends and interest receiva   (4,804)    5,619    (7,371)
  Decrease (increase) in deferred distribution fees        4,434     2,761    (1,144)
  Decrease in other assets                                    -         -        466
  Increase (decrease) in other liabilities                   443      (679)   (1,549)

Net cash provided by operating activities                203,311   214,272   208,156

Cash flows from investing activities:
Maturity and redemption of investments:
  Held-to-maturity securities                             76,678   163,066   315,766
  Available-for-sale securities                          408,019   537,565   325,521
  Other investments                                       79,929    52,189    46,004
Sale of investments:
  Held-to-maturity securities                             33,910    24,984    22,305
  Available-for-sale securities                          160,207   356,194    48,372
  Other investments                                           -        385        21
Certificate loan payments                                  4,814     6,003     6,061
Purchase of investments:
  Held-to-maturity securities                             (4,565)  (49,984)   (208,140)
  Available-for-sale securities                        (1,283,620) (617,138)(1,397,983)
  Other investments                                      (62,831)  (28,617)  (17,234)
Certificate loan fundings                                 (5,021)   (5,288)   (7,776)

Net cash (used in) provided by investing activities    ($592,480) $439,359 ($867,083)

See notes to financial statements.


Statements of Cash Flows (continued)

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)

Cash flows from financing activities:
Payments from certificate owners                      $1,580,013  $1,129,023 $1,577,884
Capital contribution from Parent                              -         -      28,500
Proceeds from reverse repurchase agreements              433,000        -         -
Certificate maturities and cash surrenders            (1,324,175) (1,663,196) (1,030,712)
Payments under reverse repurchase agreements            (411,000)       -         -
Dividends paid                                                -    (65,000)       -

Net cash provided by (used in) financing activities      277,838  (599,173)  575,672

Net (decrease) increase in cash and cash equivalents    (111,331)   54,458   (83,255)
Cash and cash equivalents beginning of year              111,331    56,873   140,128

Cash and cash equivalents end of year                        $-   $111,331   $56,873


Supplemental disclosures including non-cash transactions:
Cash (paid) received for income taxes                      ($104)   $7,195    $6,854
Certificate maturities and surrenders through
  loan reductions                                          8,032     8,554    10,673

See notes to financial statements.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

1.  Nature of business and summary of significant accounting policies

Nature of business

     IDS Certificate Company (IDSC) is a wholly owned subsidiary of American Express Financial Corporation (Parent), which is a wholly owned subsidiary of American Express Company. IDSC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. The certificates issued by IDSC are not insured by any government agency. IDSC's certificates are sold primarily by American Express Financial Advisors Inc.'s (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. IDSC's Parent acts as investment advisor for IDSC.

     IDSC currently offers eight types of certificates with specified maturities ranging from ten to twenty years. Within their specified maturity, most certificates have interest rate terms of one to thirty-six months. In addition, one type of certificate has interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

     IDSC's gross income is derived primarily from interest and dividends generated by its investments. IDSC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to American Express Financial Advisors Inc.

     Described below are certain accounting policies that are important to an understanding of the accompanying financial statements.

Basis of financial statement presentation

     The accompanying financial statements are presented in accordance with generally accepted accounting principles. IDSC uses the equity method of accounting for its wholly owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries of issuers of face-amount certificates. Certain amounts from prior years have been reclassified to conform to the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments

     The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

Preferred stock dividend income

     IDSC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Securities

     Cash equivalents are carried at amortized cost, which approximates fair value. IDSC has defined cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

     Debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried, net of deferred income taxes, as a separate component of stockholder's equity.

     The basis for determining cost in computing realized gains and losses on securities is specific identification. When there is a decline in value that is other than temporary, the securities are carried at estimated realizable value with the amount of adjustment included in income.

First mortgage loans on real estate

     Mortgage loans are carried at amortized cost, less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

     Impairment is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses.

     The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

     IDSC generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on Management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

Certificates

     Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate at specified percentage rates as declared by IDSC. Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense

     On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in provision for certificate reserves.

Federal income taxes

     IDSC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. IDSC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Parent and its subsidiaries that Parent will reimburse a subsidiary for any tax benefits recorded.

2.  Deposit of assets and maintenance of qualified assets

     A) Under the provisions of its certificates and the 1940 Act, IDSC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $3,694,204 and $3,295,260 at Dec. 31, 1997 and
1996, respectively. IDSC had qualified assets of $3,964,036 at Dec. 31, 1997 and $3,453,508 at Dec. 31, 1996, excluding net unrealized appreciation on available-for-sale securities of $48,912 and $22,214 at Dec. 31, 1997 and 1996, respectively and payable for securities purchased of $19,601 and $61,979 at Dec. 31, 1997 and 1996, respectively.

     Qualified assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. Qualified assets for which no provision for valuation is made in such statutes are valued in accordance with rules, regulations or orders prescribed by the SEC. These values are the same as financial statement carrying values, except for debt securities classified as available for sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     B) Pursuant to provisions of the certificates, the 1940 Act, the central depositary agreement and to requirements of various states, qualified assets of IDSC were deposited as follows:

                                             Dec. 31, 1997

                                              Required
                                    Deposits  deposits   Excess
Deposits to meet certificate
liability requirements:
States                                  $363       $328       $35
Central Depositary                 3,826,505  3,650,121   176,384

Total                             $3,826,868 $3,650,449  $176,419

                                             Dec. 31, 1996

                                              Required
                                    Deposits  deposits   Excess
Deposits to meet certificate
liability requirements:
States                                  $362       $330       $32
Central Depositary                 3,355,041  3,203,076   151,965

Total                             $3,355,403  $3,203,406 $151,997

     The assets on deposit at Dec. 31, 1997 and 1996 consisted of securities having a deposit value of $3,580,866 and $3,117,715, respectively; mortgage loans of $212,433 and $218,697, respectively; and other assets of $33,569 and $18,991, respectively.

American Express Trust Company is the central depositary for IDSC.  See note 7C.

3.  Investments in securities

     A) Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by IDSC using established procedures, involving review of market indexes, price levels of current offerings and comparable issues, price estimates and market data from independent brokers and financial files. The procedures are reviewed annually. IDSC's vice president - investments reports to the board of directors on an annual basis regarding such pricing sources and procedures to provide assurance that fair value is being achieved.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The following is a summary of securities held to maturity and securities available for sale at Dec. 31, 1997 and Dec. 31, 1996.

                                                    Dec. 31, 1997
                                                         Gross     Gross
                                   Amortized    Fair   unrealizedunrealized
                                      cost     value     gains     losses
HELD TO MATURITY
U.S. Government and
  agencies obligations                  $363      $369        $6       $-
Mortgage-backed securities            29,340    29,969       629        -
Corporate debt securities            242,050   248,455     6,493        88
Stated maturity preferred stock      486,390   505,522    19,332       200

                                    $758,143  $784,315   $26,460      $288
AVAILABLE FOR SALE
Mortgage-backed securities        $1,251,283 $1,274,417   $23,336      $202
State and municipal obligations       41,116     42,526     1,410        -
Corporate debt securities          1,417,668  1,438,640    22,636     1,664
Stated maturity preferred stock       63,214     64,444     1,284        54
Perpetual preferred stock             88,726     91,497     2,771        -
Common stock                             605         -         -        605

                                   $2,862,612 $2,911,524  $51,437    $2,525

                                                    Dec. 31, 1996
                                                         Gross     Gross
                                   Amortized    Fair   unrealized unrealized
                                      cost     value     gains     losses
HELD TO MATURITY
U.S. Government and
  agencies obligations                  $362      $365        $4        $1
Mortgage-backed securities            38,435    38,834       743       344
Corporate debt securities            266,642   274,235     8,447       854
Stated maturity preferred stock      558,482   576,603    19,513     1,392

                                    $863,921  $890,037   $28,707    $2,591
AVAILABLE FOR SALE
Mortgage-backed securities        $1,009,738 $1,021,603   $14,164    $2,299
State and municipal obligations        55,876    57,726     1,850        -
Corporate debt securities           1,000,316 1,008,077    10,808     3,047
Stated maturity preferred stock        52,458    52,139       109       428
Perpetual preferred stock              68,000    68,282       317        35
Common stock                            4,366     5,141       775        -

                                  $2,190,754 $2,212,968   $28,023    $5,809

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The amortized cost and fair value of securities held to maturity and available for sale, by contractual maturity, at Dec. 31, 1997, are shown below. Cash flows will differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                       Amortized    Fair
                                                          cost     value
HELD TO MATURITY
Due within 1 year                                        $78,343   $78,991
Due after 1 through 5 years                              381,844   393,317
Due after 5 years through 10 years                       168,247   175,540
Due after 10 years                                       100,369   106,498
                                                         728,803   754,346
Mortgage-backed securities                                29,340    29,969

                                                        $758,143  $784,315
AVAILABLE FOR SALE
Due within 1 year                                        $53,744   $54,074
Due after 1 through 5 years                              785,191   794,535
Due after 5 years through 10 years                       469,792   480,813
Due after 10 years                                       213,271   216,188
                                                       1,521,998 1,545,610
Mortgage-backed securities                             1,251,283 1,274,417
Perpetual preferred stock                                 88,726    91,497
Common stock                                                 605        -

                                                      $2,862,612 $2,911,524

     During the years ended Dec. 31, 1997 and 1996, there were no securities classified as trading securities.

     The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, 1997, 1996 and 1995, were as follows:

                                                1997      1996      1995
Proceeds                                      $161,188  $313,976   $83,970
Gross realized gains                             1,292       456        36
Gross realized losses                            1,637     5,836     1,854

     Sales  of   held-to-maturity   securities,   due  to   significant   credit
deterioration, during the years ended Dec. 31, 1997, 1996 and 1995, were as follows:

                                                1997      1996      1995
Amortized cost                                 $32,969   $22,297   $22,782
Gross realized gains                             1,621     3,200         2
Gross realized losses                              680       513       479

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     During the years ended Dec. 31, 1997 and 1996, no securities were reclassified from held to maturity to available for sale. During the year ended Dec. 31, 1995, securities with an amortized cost and fair value of $111,967 and $116,882, respectively, were reclassified from held to maturity to available for sale. The reclassification was made on Dec. 4, 1995, as a result of adopting the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

     B) Investments in securities with fixed maturities comprised 89% and 85% of IDSC's total invested assets at Dec. 31, 1997 and 1996, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. A summary of investments in securities with fixed maturities by rating of investment is as follows:

Rating                                1997      1996
Aaa/AAA                               44%       41%
Aa/AA                                      1     1
Aa/A                                       1     1
A/A                                       14     20
A/BBB                                      6     6
Baa/BBB                                   25     24
Below investment grade                     9     7

                                         100%      100%

     Of the securities rated Aaa/AAA, 83% at Dec. 31, 1997 and 87% at Dec. 31, 1996 are U.S. Government Agency mortgage-backed securities that are not rated by a public rating agency. Approximately 9% at Dec. 31, 1997 and 11% at Dec. 31, 1996 of other securities with fixed maturities are rated by Parent's internal analysts. At Dec. 31, 1997 and 1996 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of IDSC's total investment in securities with fixed maturities.

     C) IDSC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, IDSC may purchase for its portfolio all or part of an issue of restricted securities. Since IDSC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by IDSC at a later date.

     The fair values of restricted securities are determined by the board of directors using the procedures and factors described in note 3A.

     In the event IDSC were to be deemed to be a distributor of the restricted securities, it is possible that IDSC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

4.  Investments in first mortgage loans on real estate

     At Dec. 31, 1997 and 1996, IDSC's recorded investment in impaired mortgage loans was $363 and $847, respectively, and the reserve for loss on those amounts was $261 and $611, respectively. During 1997, 1996 and 1995, the average recorded investment in impaired mortgage loans was $743, $925 and $1,052, respectively.

     IDSC recognized $37, $88 and $53 of interest income related to impaired mortgage loans for the years ended Dec. 31, 1997, 1996 and 1995, respectively.

     During the years ended Dec. 31, 1997, 1996 and 1995, there were no changes in the reserve for loss on mortgage loans of $611.

     At Dec. 31, 1997 and 1996, approximately 5% and 6%, respectively, of IDSC's invested assets were first mortgage loans on real estate. A summary of first mortgage loans by region and type of real estate is as follows:

Region                                     1997      1996
South Atlantic                              23%       22%
West North Central                          21        17
East North Central                          18        21
Mountain                                    13        15
Middle Atlantic                             11        14
West South Central                           6         5
New England                                  5         3
Pacific                                      3         3

                                           100%      100%

Property Type                              1997      1996

Retail/shopping centers                     31%       36%
Apartments                                  23        33
Office buildings                            20         9
Industrial buildings                        17        13
Other                                        9         9

                                           100%      100%

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The carrying amounts and fair values of first mortgage loans on real estate are as follows at Dec. 31. The fair values are estimated using discounted cash flow analysis, using market interest rates currently being offered for loans with similar maturities.

                                   Dec. 31, 1997       Dec. 31, 1996

                                    Carrying    Fair    Carrying    Fair
                                     amount    value     amount    value
First mortgage loans on real estate $213,044  $216,951  $219,308  $221,253
Reserve for losses                      (611)       -       (611)       -

Net first mortgage loans on
real estate                         $212,433  $216,951  $218,697  $221,253

     At Dec. 31, 1997 and 1996, commitments for fundings of first mortgage loans, at market interest rates, aggregated $9,375 and $9,300, respectively. IDSC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. IDSC's loan fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

5.  Certificate reserves

     Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, 1997 and 1996 were:

                                                            1997
                                                        Average   Average
                                                         gross   additional
                                              Reserve  accumulati  credit
                                              balance     rate      rate
Installment certificates:
Reserves to mature:
  With guaranteed rates                        $24,316       3.50     1.35%
  Without guaranteed rates (A)                 318,903                2.96
Additional credits and accrued interest         19,554       3.17          -
Advance payments and accrued interest (C)          968       3.17     1.68
Other                                               56                     -
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                        165,258       3.21     1.83
  Without guaranteed rates (A) and (D)       3,020,933                5.03
Additional credits and accrued interest        174,699       3.21          -
Due to unlocated certificate holders               291                     -

                                            $3,724,978

Notes to Financial Statements ($ in thousands unless indicated otherwise)

                                                            1996
                                                        Average   Average
                                                         gross   additional
                                              Reserve  accumulati  credit
                                              balance     rate      rate
Installment certificates:
Reserves to mature:
  With guaranteed rates                        $32,512       3.50     1.35%
  Without guaranteed rates (A)                 311,832                2.97
Additional credits and accrued interest         21,931       3.14          -
Advance payments and accrued interest            1,198       3.15     1.70
Other                                               55                     -
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                        187,272       3.23     1.79
  Without guaranteed rates (A) and (D)       2,560,418                5.03
Additional credits and accrued interest        167,673       3.23          -
Due to unlocated certificate holders               300                     -

                                            $3,283,191

     A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

     B) On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 1997, $6,375 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

     C) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.17%. IDSC has increased the rate of accrual to 4.85% through April 30, 1999. An appropriation of retained earnings amounting to $50 has been made, which represents the estimated additional accrual that will result from the increase granted by IDSC.

     D) IDS Stock Market Certificate enables the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificate has a term of 12 months and may continue for up to 14 successive terms. The reserve balance at Dec. 31, 1997 and 1996 was $416,485 and $309,570, respectively.

     E) The carrying amounts and fair values of certificate reserves consisted of the following at Dec. 31, 1997 and 1996. Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The fair values for other certificate reserves are determined by a discounted cash flow analysis using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

                                             1997                1996

                                              Carrying    Fair    Carrying    Fair
                                               amount    value     amount    value
Reserves with terms of one year or less       $3,186,971 $3,185,396 $2,637,144 $2,635,835
Other                                            538,007    551,988    646,047    673,772

Total certificate reserves                     3,724,978  3,737,384  3,283,191  3,309,607
Unapplied certificate transactions                   868        868      1,217      1,217
Certificate loans and accrued interest           (37,495)  (37,495)    (43,980)  (43,980)

Total                                        $3,688,351 $3,700,757  $3,240,428 $3,266,844

6.  Dividend restriction

     Certain series of installment certificates outstanding provide that cash dividends may be paid by IDSC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by IDSC. This restriction has been removed for 1998 and 1999 by IDSC's declaration of additional credits in excess of this requirement.

7.  Fees paid to Parent and affiliated companies ($ not in thousands)

     A) The basis of computing fees paid or payable to Parent for investment advisory and other general and administrative services is:

     The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.75% on the first $250 million of total book value of assets of IDSC, 0.65% on the next $250 million, 0.55% on the next $250 million, 0.50% on the next $250 million and 0.45% on the amount in excess of $1 billion. Effective Jan. 1, 1998, the fee on the amount in excess of $1 billion will be 0.11%. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage loans, real estate and any other asset on which IDSC pays an outside service fee.

     B) The basis of computing fees paid or payable to American Express Financial Advisors Inc. (an affiliate) for distribution services is:

     Fees payable to American Express Financial Advisors Inc. on sales of IDSC's certificates are based upon terms of agreements giving American Express Financial Advisors Inc. the exclusive right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     From time to time, IDSC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to American Express Financial Advisors may be lowered. For the promotion of IDSC's 7-month and 13-month term Flexible Savings certificate which occurred Sept. 10, 1997 to Nov. 25, 1997, the distribution fee for sales of these certificates was lowered to 0.067%.

     The aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:

                                                                  Number of
                                                                 certificate
                                                                  years over
                                   Aggregate fees payable          which
                                                                 subsequent
                                             First     Subsequentyears' fees
                                   Total     year      years     are payable
On sales effective April 30, 1997  $25.00    $ 2.50    $22.50            9

On sales prior to April 30, 1997(a) 30.00      6.00     24.00            4

     (a) At the end of the sixth through the 10th year, an additional fee of 0.5% is payable on the daily average balance of the certificate reserve maintained during the sixth through the 10th year, respectively.

     Effective April 30, 1997, fees on Cash Reserve and Flexible Savings Certificates are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold prior to April 30, 1997, fees were paid at a rate of 0.25% of the purchase price at the time of issuance and are paid at the rate of 0.25% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

     Fees on the Future Value Certificate were paid at the rate of 5% of the purchase price at time of issuance. Effective May 1, 1997, the Future Value Certificate is no longer being offered for sale.

     Fees on the Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     Fees on the Preferred Investors Certificate are paid at an annualized rate of 0.66% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

     Effective April 30, 1997, fees on the IDS and American Express Stock Market Certificates are paid at the rate of 0.70% of the purchase price on the first day of the certificate's term and 0.70% of the reserves maintained for these certificates at the beginning of each subsequent term. For certificates sold prior to April 30, 1997, fees were paid at a rate of 1.25% of the purchase price on the first day of the certificate's term and are paid at a rate of 1.25% of the reserves maintained for these certificates at the beginning of each subsequent term.

C) The basis of computing depositary fees paid or payable to American Express Trust Company (an affiliate) is:

Maintenance charge per account     5 cents per $1,000 of assets on deposit

Transaction charge                 $20 per transaction

Security loan activity:
  Depositary Trust Company
    receive/deliver                $20 per transaction
  Physical receive/deliver         $25 per transaction
  Exchange collateral              $15 per transaction

     A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

D) The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is:

     1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,000, 0.80% on an amount from $250,000 to $499,000, 0.65% on an amount from $500,000 to $999,000 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

E) The basis of computing transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is:

     Under a Transfer Agency Agreement effective Jan. 1, 1998, AECSC will maintain certificate owner accounts and records. IDSC will pay AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

8.  Income taxes

     Income tax benefit (expense) as shown in the statement of operations for the three years ended Dec. 31, consists of:

                                                   1997      1996  1995
Federal:
  Current                                       $1,138    $5,560    $6,285
  Deferred                                       2,266     1,124     2,652
                                                 3,404     6,684     8,937
State                                              (65)      (27)       43

Total income tax benefit                        $3,339    $6,657    $8,980

     Income tax benefit (expense) differs from that computed by using the U.S. Statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                   1997      1996  1995
Federal tax expense at U.S. statutory rate     ($8,378)  ($5,711)  ($6,307)
Tax-exempt interest                                724     1,517     3,339
Dividend exclusion                              11,044    10,865    12,166
Other, net                                          14        13      (261)

Federal tax benefit                             $3,404    $6,684    $8,937

     Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. Principal components of IDSC's deferred tax assets and liabilities as of Dec. 31, are as follows.

Deferred tax assets:                               1997      1996
Certificate reserves                           $13,488   $13,028
Investment reserves                                502       540
Other, net                                          19        19

Total deferred tax assets                      $14,009   $13,587

Deferred tax liabilities:                          1997      1996

Deferred distribution fees                      $7,382    $8,934
Investment unrealized gains                     17,119     7,775
Purchased/written call options                   3,557     3,429
Dividends receivable                               654       745
Investments                                        429       714
Return of capital dividends                         43        87

Total deferred tax liabilities                 $29,184   $21,684

Net deferred tax liabilities                   $15,175    $8,097

Notes to Financial Statements ($ in thousands unless indicated otherwise)

9.  Derivative financial instruments

     IDSC enters into transactions involving derivative financial instruments as an end user (nontrading). IDSC uses these instruments to manage its exposure to interest rate risk and equity price risk, including hedging specific transactions. IDSC manages risks associated with these instruments as described below.

     Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. IDSC is not impacted by market risk related to derivatives held because derivatives are largely used to manage risk and, therefore, the cash flows and income effects of the derivatives are inverse to the effects of the underlying hedged transactions.

     Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. IDSC monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate. At Dec. 31, 1997, IDSC's counterparties to the interest rate floors and swaps are rated A or better by nationally recognized rating agencies. The counterparties to the purchased call options are seven major broker/dealers.

     The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market or credit risk and are not recorded on the balance sheet.

     Credit risk related to derivative financial instruments is measured by the replacement cost of those contracts at the balance sheet date. The replacement cost represents the fair value of the instrument, and is determined by market values, dealer quotes or pricing models.

IDSC's holdings of derivative financial instruments were as follows at Dec. 31, 1997 and 1996.

                                      1997
                                    Notional                       Total
                                   or contrac Carrying    Fair    credit
                                     amount    value     value      risk
Assets:
  Interest rate floors              $500,000      $205      $251      $251
  Purchased call options                 389    55,922    54,609    54,609
  Total                             $500,389   $56,127   $54,860   $54,860

Liabilities:
  Interest rate swaps             $1,000,000      $416    $2,138       $-
  Written call options                   376    24,739    32,990        -
  Total                           $1,000,376   $25,155   $35,128       $-

Notes to Financial Statements ($ in thousands unless indicated otherwise)

                                      1996
                                    Notional                       Total
                                   or contrac Carrying    Fair    credit
                                     amount    value     value      risk
Assets:
  Interest rate caps and corridors  $200,000       $-       $188      $188
  Purchased call options                 362    36,164    34,987    34,987
  Total                             $200,362   $36,164   $35,175   $35,175

Liabilities:
  Written call options                  $337    $9,552   $17,571       $-

     The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate floors expire in April of 1999 and $500,000 notional amount of the interest rate swaps expires in May of 1998 and $500,000 expire in April of 1999. The options expire throughout 1998.

     Interest rate caps, corridors, floors and swaps, and options are used to manage IDSC's exposure to rising interest rates. These instruments are used primarily to protect the margin between the interest earned on investments and the interest rate credited to related investment certificate owners.

     The interest rate floors are reset monthly and IDSC earns interest on the notional amount to the extent the U.S. Treasury securities at "constant maturity" for a period of one year exceed the reference rates specified in the floor agreements. These reference rates range from 4.6% to 4.7%. The cost of interest rate floors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses.

     The interest rate caps and corridors were reset quarterly and IDSC earned interest on the notional amount to the extent the London Interbank Offering Rate exceeded the reference rates specified in the cap and corridor agreements. These reference rates ranged from 4% to 9%. The cost of interest rate caps and corridors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses.

     The interest rate swaps are reset monthly. IDSC pays a fixed rate on the notional amount ranging from 5.46% to 6.72% and receives a floating rate on the notional amount tied to the U.S. Treasury securities at "constant maturity" for a period of one year. There is no cost carried on the balance sheet. The carrying amount shown above represents the net interest receivable/payable under the swap agreements. Interest earned and interest expensed under the agreements is shown net in investment expenses.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     IDSC offers a series of certificates which pays interest based upon the relative change in a major stock market index between the beginning and end of the certificates' term. The certificate owners have the option of participating in the full amount of increase in the index during the term (subject to a specified maximum) or a lesser percentage of the increase plus a guaranteed minimum rate of interest. As a means of hedging its obligations under the provisions of these certificates, IDSC purchases and writes call options on the major market index. The options are cash settlement options, that is, there is no underlying security to deliver at the time the contract is closed out.

     Each purchased (written) call option contract confers upon the holder the right (obligation) to receive (pay) an amount equal to one hundred dollars times the difference between the level of the major stock market index on the date the call option is exercised and the strike price of the option.

     The option contracts are less than one year in term. The premiums paid or received on these index options are reported in other qualified assets or other liabilities, as appropriate, and are amortized into investment expense over the life of the option. The intrinsic value of these index options is also reported in other qualified assets or other liabilities, as appropriate. The unrealized gains and losses related to the changes in the intrinsic value of these options are recognized currently in provision for certificate reserves.

Following is a summary of open option contracts at Dec. 31, 1997 and 1996.

                                      1997
                                    Contract  Average   Index at
                                     amount  strike pri Dec.31,1997
Purchased call options                  $389       876       970
Written call options                     376       969       970

                                      1996
                                    Contract  Average   Index at
                                     amount  strike pri Dec.31,1996

Purchased call options                  $362       669       741
Written call options                     337       736       741

10.  Fair values of financial instruments

     IDSC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as cash and cash equivalents, receivables for dividends and interest, investment securities sold and other trade receivables, accounts payable due to Parent and affiliates, payable for investment securities purchased and other accounts payable and accrued expenses are approximated to be the carrying

Notes to Financial Statements ($ in thousands unless indicated otherwise)

amounts disclosed in the balance sheets. Non-financial instruments, such as deferred distribution fees, are excluded from required disclosure. IDSC's off-balance sheet intangible assets, such as IDSC's name and future earnings of the core business are also excluded. IDSC's management believes the value of these excluded assets is significant. The fair value of IDSC, therefore, cannot be estimated by aggregating the amounts presented.

A summary of fair values of financial instruments as of Dec. 31, is as follows:

                                                1997                1996

                                             Carrying     Fair   Carrying     Fair
                                               value     value     value     value
Financial assets:
  Assets for which carrying values
    approximate fair values                    $49,940   $49,940  $155,396  $155,396
  Investment securities (note 3)             3,669,667 3,695,839 3,076,889 3,103,005
  First mortgage loans on real estate (note 4  212,433   216,951   218,697   221,253
  Derivative financial instruments (note 9)     56,127    54,860    36,164    35,175
Financial liabilities:
  Liabilities for which carrying values
    approximate fair values                     48,255    48,255    76,040    76,040
  Certificate reserves (note 5)              3,688,351 3,700,757 3,240,428 3,266,844
  Derivative financial instruments (note 9)     25,155    35,128     9,552    17,571

11. Year 2000 issue (Unaudited)

     The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDSC. All of the systems used by IDSC are maintained by its Parent and are utilized by multiple subsidiaries and affiliates of the Parent. IDSC's business is heavily dependent upon the Parent's computer systems, and has significant interactions with systems of third parties.

     A comprehensive review of the Parent's computer systems and business processes, including those specific to IDSC, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. The Parent's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

     The Parent is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on IDSC's operations. The potential materiality of any such impact is not known at this time.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                           The  expenses in  connection  with the  issuance  and
                  distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                           The By-Laws of IDS  Certificate  Company provide that
                  it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                           The  By-Laws  further  provide  that  indemnification
                  questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect. See also
                  Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)      Securities Sold

1995          IDS Special Deposits                         $56,855,953.53
1996          IDS Special Deposits*                         41,064,486.74
1997          American Express Special Deposits            182,788,631.00
1998          American Express Special Deposits             91,416,078.00

*Renamed American Express Special Deposits in April, 1996.

(b)      Underwriters and other purchasers

American  Express  Special  Deposits are marketed by American  Express Bank Ltd.
(AEB), an affiliate of IDS Certificate Company, to private banking clients of AEB through the United Kingdom and Hong Kong.

(c)      Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $88,686.14 in 1994, $172,633.41 in 1995, $301,946.44 in 1996,
$592,068.70 in 1997 and $967,791.95 in 1998.

(d)      Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB outside the United States to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits

(a)      Exhibits

                           1. (a) Copy of Distribution Agreement dated November 18, 1988, between Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement for the American
                           Express International Investment Certificate (now called, the IDS Investors Certificate), is incorporated herein by reference.

                              (b) Copy of Distribution Agreement dated March 29, 1996 between Registrant and American Express Service Corporation filed electronically as Exhibit 1(b) to Post-Effective Amendment No. 17 to Registration Statement No. 2-95577 is incorporated herein by reference.

                           2.       Not Applicable.

                           3.       (a)     Certificate of Incorporation, dated
                                    December 31, 1977, filed electronically as
                                    Exhibit 3(a) to Post-Effective Amendment No.
                                    2 to Registration Statement No. 2-95577, is incorporated herein by reference.

                    (b) Certificate of Amendment, dated February 9, l984, filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 2 to Registration Statement No. 2-95577, is incorporated herein by reference.

                    (c) By-Laws, dated December 31, 1977, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 2 to Registration Statement No. 2-95577, are incorporated herein by reference.

                           4.  Not Applicable.

                           5. An opinion and consent of counsel as to the legality of the securities being registered is filed electronically herewith.

                           6. through 9. -- None.

               10. (a) Investment Advisory and Services Agreement between Registrant and IDS/American Express Inc., dated January 12, 1984, filed electronically as Exhibit 10(a) to Post-Effective Amendment No. 2 to Registration Statement No. 2-95577, is incorporated herein by reference.

               (b) Depository and Custodial Agreement, between IDS Certificate Company and IDS Trust Company dated September 30, 1985, filed electronically as Exhibit 10(b) to Post-Effective Amendment No. 2 to Registration Statement No. 2-95577, is incorporated herein by reference.

               (c) Foreign Deposit Agreement dated November 21, 1990, between Registrant and IDS Bank & Trust, filed electronically as
                    Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

               (d) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

                                    (e)  Marketing  Agreement  dated October 10,
                           1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

                                    (f) Amendment to the Selling Agent Agreement
                           dated December 12, 1994 between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

                                    (g) Selling Agent  Agreement  dated December
                           12, 1994 between IDS Financial Services Inc. and Coutts & Co. (USA) International filed electronically as Exhibit 1(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

                                    (h)     Consulting Agreement dated December
                           12, 1994 between IDS Financial Services Inc. and Coutts & Co. (USA) filed electronically as Exhibit 1(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

                                    (i) Letter  amendment  dated January 9, 1997
                           to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 40 to Registration Statement 2-55252, is incorporated herein by reference.

                                    (j) Form of Letter  amendment dated April 7,
                           1997 to the Selling Agent Agreement dated June 1, 1990, between American Express Financial Advisors Inc. and American Express Bank International, filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 14 to Registration Statement 33-26844, is incorporated herein by reference.

                                    (k) Form of Selling Agent  Agreement,  dated
                           March __, 1999 between American Express Financial Advisors Inc. and Securities America Inc., is filed electronically herewith.

                           11. through 22. -- None.

                           23.      Consent of Independent Auditors Report is
                                    filed     electronically herewith.

                           24.      (a)     Officers' Power of Attorney, dated
                                    Sept. 8, 1998 filed electronically as
                                    Exhibit 24 (a) to Post-Effective Amendment
                                    No. 22 to Registration Statement No.
                                    33-22503, is incorporated herein by
                                    reference.

                                    (b)     Directors' Power of Attorney, dated
                                    Oct. 14, 1998 filed electronically as
                                    Exhibit 24 (b) to Post-Effective Amendment
                                    No. 22 to Registration Statement No.
                                    33-22503, is incorporated herein by
                                    reference.

                           25. through 27. -- None.

(b) The financial statement schedules for IDS Certificate Company filed electronically as Exhibit 16(b) in Post-Effective Amendment No. 42 to Registration Statement No. 2-55252 for Series D-1 Investment Certificate, are incorporated herein by reference.

Item 17. Undertakings.

                           Without  limiting or restricting any liability on the
                  part of the other, American Express Financial Advisors Inc., (formerly IDS Financial Services Inc.) as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express

Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of American Express Financial Advisors Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on the 4th day of March, 1999.

                                                IDS CERTIFICATE COMPANY

                                                  By /s/ Paula R. Meyer*
                                                  Paula R. Meyer, President

Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the following capacities on 4th day of March, 1999.


Signature                              Capacity

/s/ Paula R. Meyer* **                 President and Director
Paula R. Meyer                         (Principal Executive Officer)

/s/ Jeffrey S. Horton*                 Vice President and Treasurer
Jeffrey S. Horton                      (Principal Financial Officer)

/s/ Jay C. Hatlestad*                  Vice President and Controller
Jay C. Hatlestad                       (Principal Accounting Officer)

/s/ David R. Hubers**                  Director
David R. Hubers

/s/ Charles W. Johnson**               Director
Charles W. Johnson

/s/ Richard W. Kling**                 Chairman of the Board of Directors
Richard W. Kling                       and Director

*Signed  pursuant to Officers'  Power of Attorney dated  September 8, 1998 filed
electronically  as  Exhibit  24(a)  to   Post-Effective   Amendment  No.  22  to
Registration Statement No. 33-22503 and incorporated herein by reference.




/s/Bruce A. Kohn
Bruce A. Kohn


**Signed  pursuant to Directors'  Power of Attorney dated October 14, 1998 filed
electronically  as  Exhibit  24(b)  to   Post-Effective   Amendment  No.  22  to
Registration Statement No. 33-22503 and incorporated herein by reference.





/s/Bruce A. Kohn
Bruce A. Kohn